1

Total Number of Pages 86

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08047112

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	**[X]**
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) **[X]**

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

PYXIS CAPITAL INC.
(Name of Subject Company)

PROVINCE OF ONTARIO, CANADA
(Jurisdiction of Subject Company's Incorporation or Organization))

1693062 ONTARIO INC.
(Name of Person(s) Furnishing Form)

COMMON SHARES, NON-VOTING SHARES, DIVIDEND SHARES
(Title of Class of Subject Securities)

COMMON SHARES: 74729Y100
NON-VOTING SHARES: 74729Y209
DIVIDEND SHARES: 74729Y308
(CUSIP Number of Class of Securities (if applicable))

J. IAN FLATT
2nd Floor, 175 King Street East
Toronto, Ontario, M5A 1J4
Telephone: (416) 867-9079
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

APRIL 29, 2008
(Date Tender Offer/Rights Offering Commenced)

2

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit	Description
1	Take-Over Bid Circular
2	Letters of Transmittal
3	Notices of Guaranteed Delivery
4	Directors' Circular

Item 2. Informational Legends

A legend under the Securities Act of 1933, as amended, has been included in the Take-Over Bid Circular referenced in Exhibit 1 of this Form CB.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Press release dated March 20, 2008 of Pyxis Capital Inc.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

1693062 Ontario Inc. has concurrently filed a Form F-X with the United States Securities and Exchange Commission.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1693062 ONTARIO INC.

Andrew Kim
(Signature)

ANDREW KIM, President
(Name and Title)

April 29, 2008
(Date)

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. The Offers have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offers or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. Capitalized terms not otherwise defined have meanings set forth in the Glossary of Terms.

1693062 Ontario Inc.

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares and Non-Voting Shares
not already held by 1693062 Ontario Inc.
and
all of the outstanding Dividend Shares
of

PYXIS CAPITAL INC.

on the basis of
Cdn $0.34 per Common Share and Non-voting Share
and
Cdn $11.25 per Dividend Share

The offer (the "**Common Shares Offer**") by 1693062 Ontario Inc. (the "**Offeror**") to purchase for cash any and all of the issued and outstanding Common Shares (the "**Common Shares**"), the offer (the "**Non-voting Shares Offer**") by the Offeror to purchase for cash all of the issued and outstanding Non-voting Shares (the "**Non-voting Shares**", and together with the Common Shares, the "**Equity Shares**") not already held by the Offeror (the Common Shares Offer and Non-voting Shares Offer collectively referred to as the "**Equity Shares Offer**") and the Offer by the Offeror to purchase for cash all of the issued and outstanding Dividend Shares (the "**Dividend Shares,**" and together with the Equity Shares, the "**Shares**"), none of which are held by the Offeror (the "**Dividend Share Offer**", and together with the "**Equity Shares Offer**", the "**Offers**") of Pyxis Capital Inc. ("**Pyxis**"), is open for acceptance until 5:00 p.m. (Toronto Time) on June 4, 2008 (the "**Expiry Time**"), unless extended or withdrawn by the Offeror. The Offeror holds, as of the date hereof, 7,500,000 Common Shares and 45,790,440 Non-voting Shares representing approximately 36.0% and 65.6%, respectively, of the currently issued and outstanding Common Shares and Non-voting Shares, and none of the issued and outstanding Dividend Shares.

The Common Shares, Non-voting Shares and Dividend Shares are listed and posted for trading on the Toronto Stock Exchange ("**TSX**") under the symbols "PYX", "PYX.A", and "PYX.E", respectively.

The Offers are subject to the conditions set forth in Section 4 of the Offers, "Conditions of the Offers".

A committee of independent directors of Pyxis (the "Special Committee") has unanimously concluded that the Offers are fair to holders of Equity Shares, other than the Offeror, and holders of Dividend Shares (collectively, the "Shareholders"), and has recommended that the Board of Directors of Pyxis recommend that Shareholders ACCEPT and tender their Shares to the applicable Offer. Blackmont Capital Inc., the independent valuator and financial advisor to the Special Committee, has provided an opinion to the Special Committee that, as of March 19, 2008 and subject to the assumptions and qualifications set out therein, the consideration under each of the Offers is fair, from a financial point of view, to Shareholders. See Section 11 of the Circular, "Blackmont Valuation and Fairness Opinion".

The Board of Directors of Pyxis has unanimously concluded (with the Offeror Related Directors abstaining) that, based on the recommendations of the Special Committee and the factors referred to in the accompanying Directors' Circular, "Reasons for Recommendation", the Offers are fair to Shareholders and in the best interests of Pyxis and recommends that Shareholders accept and tender their Shares to the applicable Offer. For further information, see the Directors' Circular accompanying the Offers and Circular.

Subject to the terms and conditions of the Offers, the Offeror will take up and pay for the Shares deposited under an Offer as soon as practicable after the Expiry Time.

Shareholders who wish to accept an Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper for Common Shares and Non-voting Shares and on green paper for Dividend Shares), or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their Shares, in accordance with the rules and instructions in the applicable Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on grey paper for Common Shares and Non-voting Shares and on pink paper for Dividend Shares). Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept an Offer. Depositing Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Shares directly to Computershare Investor Services Inc. (the "**Depositary**").

Shareholders should be aware that, during the currency of the Offers, the Offeror and its related entities may, directly or indirectly, bid for and make purchases of Shares of Pyxis as permitted by Applicable Laws.

Questions and requests for assistance may be directed to the Offeror and additional copies of this document, the Letters of Transmittal and the Notices of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at their offices shown below or on the last page of this document.

No person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from, or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offers to Shareholders in any such jurisdiction.

The Depositary for the Offers is:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

April 29, 2008

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction has not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offers or this document. Any representation to the contrary is unlawful.

The Offers are made for the securities of a foreign issuer and while the Offers are subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is governed by the laws of the Province of Ontario, Canada, that some or all of its officers and directors may be non-residents of the United States, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States. The enforcement by Shareholders of civil liabilities under United States securities laws may also be affected adversely by the fact that some or all of Pyxis' officers and directors are non-residents of the United States and all or a substantial portion of the assets of Pyxis and said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

Shareholders should be aware that, during the currency of the Offers, the Offeror or its entities may, directly or indirectly, bid for or make purchases of Shares or other securities of Pyxis as permitted by Applicable Laws.

This document does not address any United States federal income tax consequences of the Offers to Shareholders in the United States. Shareholders in the United States should be aware that the disposition of Shares may have tax consequences both in the United States and in Canada, which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

CURRENCY

All dollar references in this document are to Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offers and accompanying Circular under "Background to the Offers", "Purpose of the Offers and the Offeror's Plans for Pyxis," and "Acquisition of Shares Not Deposited Under the Offers", in addition to certain statements contained elsewhere in the Offers and Circular, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties, which could cause actual results to differ materially from the results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "except", "intend", "estimate", "plan", "anticipate", "expect", "believe", or "continue" or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the Offeror's expectations include, among other things, general business and economic conditions as well as specific risks relating to Pyxis, such as risks identified in Pyxis' public filings. Such forward-looking statements should, therefore, be construed in light of such factors and the Offeror is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by Applicable Laws.

INFORMATION CONCERNING PYXIS

Except as otherwise indicated, the information concerning Pyxis contained in the Offers and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. **Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Pyxis taken from or based upon such documents and records are materially untrue or incomplete, neither the Offeror nor any of its respective directors or officers assumes any responsibility for the accuracy or completeness of such information, including any financial statements of Pyxis, or for any failure by Pyxis to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to the Offeror.** The Offeror has no means to verify the accuracy or completeness of any information contained herein or in such publicly available documents or records or whether there has been any failure by Pyxis to disclose events that may have occurred or may affect the significance or accuracy of such information.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offers and Circular. You should read the Offers and Circular in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary of Terms. The information concerning Pyxis contained in the Offers and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available at the time of the Offers and information provided to the Offeror by Pyxis. See "Information Concerning Pyxis" in this document.

The Offers

The Offers to acquire the Equity Shares of Pyxis is made by the Offeror, on and subject to the terms and conditions set forth in the Offers, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on grey paper), for all of the outstanding Equity Shares not already owned by the Offeror, including Equity Shares that may become outstanding on the exercise of conversion or exchange rights, if any, for $0.34 in cash per Equity Share (the "**Equity Share Offer Price**").

The Offer to acquire the Dividend Shares of Pyxis is made by the Offeror, on and subject to the terms and conditions set forth in the Offers, Circular, Letter of Transmittal (printed on green paper) and Notice of Guaranteed Delivery (printed on pink paper), for all of the outstanding Dividend Shares for $11.25 in cash per Dividend Share (the "**Dividend Share Offer Price**").

See Section 1 of the Offers, "The Offers".

Recommendation of Pyxis Board of Directors

The Special Committee of the Board of Directors of Pyxis has unanimously concluded that the Offers are fair to Shareholders and has recommended that the Board of Directors of Pyxis recommend that Shareholders ACCEPT and tender their Shares to the applicable Offer. The Board of Directors of Pyxis has unanimously concluded (with the Offeror Related Directors abstaining) that, based on the recommendations of the Special Committee and the factors referred to in the accompanying Directors' Circular, "Reasons for Recommendation", the Offers are fair to Shareholders and recommends that Shareholders accept and tender their Shares to the applicable Offer.

Blackmont Valuation and Fairness Opinion

The Special Committee of the Board of Directors of Pyxis engaged Blackmont to prepare a formal valuation of the Shares in accordance with the requirements of Multilateral Instrument 61-101 ("**MI 61-101**") and to provide the Special Committee its opinion as to the fairness of the consideration under the Offers, from a financial point of view, to Shareholders.

In the Blackmont Valuation and Fairness Opinion, Blackmont determined, as of March 19, 2008, and subject to the assumptions and qualifications set out therein, that the fair market value of the Equity Shares is in the range of $0.31 to $0.34 per Common Share and Non-voting Share, respectively, and the fair market value of the Dividend Shares is in the range of $10.61 to $11.86 per Dividend Share. In the Blackmont Valuation and Fairness Opinion, which was provided to the Special Committee, Blackmont determined, as of March 19, 2008, and subject to the assumptions and qualifications set out therein, that the consideration under the Offers are fair, from a financial point of view, to Shareholders. The Offeror and Pyxis urge Shareholders to read the Valuation and Fairness Opinion in its entirety. A copy of the Valuation and Fairness Opinion is attached as Schedule A to the Directors' Circular accompanying the Offers and Circular. See also Section 11 of the Circular, "Blackmont Valuation and Fairness Opinion".

Reasons to Accept the Offers

The Offeror believes that the price of $0.34 per Common Share and Non-voting Share and $11.25 per Dividend Share under each of the applicable Offers in cash is a full and fair price for the Shares which it is seeking to purchase. Shareholders should consider a number of factors in making a decision whether to accept the Offers. See Section 5 of the Circular, "Reasons to Accept the Offers".

The Offeror

The Offeror is amalgamated under the laws of Ontario. Prior to the date hereof, the Offeror has not carried on any commercial activities. See Section 1 of the Circular, "The Offeror" and Section 3 of the Circular, "Background to the Offers".

The address of the Offeror's corporate and registered head office is: 84½ Adelaide Street East, Suite 109, Toronto, Ontario, Canada, M5C 1K9.

The Offeror is an investment holding company and the largest shareholder of Pyxis.

Pyxis

Pyxis is a financial services company. See Section 2 of the Circular, "Pyxis".

Pyxis was amalgamated under the OBCA on February 22, 2006.

The address of Pyxis' corporate and registered head office is: 2nd Floor, 175 King Street East, Toronto, Ontario, Canada, M5A 1J4.

Purpose of the Offers and Plans for Pyxis

The purpose of the Offers is to enable the Offeror to acquire all of the Equity Shares not already held by the Offeror and all of the Dividend Shares. If each of the Offers and any related Compulsory Acquisition or Subsequent Acquisition Transaction are successful, upon the acquisition of all of the outstanding Shares, the Offeror intends to strengthen the integration of Pyxis into the Offeror. The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to an

Offer. Section 17 of the Circular, "Acquisition of Shares Not Deposited under the Offers."

If permitted by Applicable Laws, subsequent to the completion of each of the Offers and any related Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to: (i) de-list the Common Shares, Non-voting Shares and Dividend Shares from the TSX; and (ii) cause Pyxis to cease to be a "reporting issuer" for purposes of applicable Canadian securities laws. The effect of these actions will be that Pyxis will no longer be required to file publicly, or to provide to security holders or others, certain financial information or timely disclosure with respect to its business and affairs and that the liquidity and market value of any remaining Shares held by the public may be adversely affected. See Section 6 of the Circular, "Purpose of the Offers and Offeror's Plans for Pyxis".

Time for Acceptance

The Offers are open for acceptance for the period commencing on the date hereof and ending at 5:00 p.m. (Toronto Time) on June 4, 2008, or such later time or date to which an Offer may be extended from time to time by the Offeror, in accordance with Section 5 of the Offers, "Extension, Variation or Change of the Offers", unless withdrawn by the Offeror.

Manner of Acceptance

Shareholders who wish to accept an Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper for Common Shares and Non-voting Shares and on green paper for Dividend Shares), or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their Shares, at or prior to the Expiry Time, at the office of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are contained in the Letters of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offers, "Manner of Acceptance - Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on grey paper for Common Shares and Non-voting Shares and on pink paper for Dividend Shares). Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept an Offer.

Shareholders will not be required to pay any fee or commission if they accept an Offer by transmitting their Shares directly to the Depositary. However, a broker or other nominee through whom you own your Shares may charge a fee to deposit Shares on your behalf. You should consult your broker or other nominee to determine whether any charges will apply. See Section 3 of the Offers, "Manners of Acceptance".

Conditions of the Offers

The Offeror reserves the right to withdraw or terminate an Offer and not take up and pay for any Shares deposited under the Offer, or extend the period of time during which an Offer is open for acceptance and delay taking up and paying for any Equity Shares or Dividend Shares deposited under any of the Offers, unless all of the conditions described in Section 4 of the Offers, "Conditions of the Offers", are satisfied or waived by the Offeror on or prior to the Expiry Time. See Section 4 of the Offers, " Conditions of the Offers".

Subject to the terms and conditions of the Offers, the Offeror will take up and pay for the Shares deposited under the respective Offers as soon as practicable after the Expiry Time.

Payment for Deposited Shares

If, in respect of an Offer, all of the conditions referred to in Section 4 of the Offers, "Conditions of the Offers", are satisfied or waived at the Expiry Time, the Offeror will become obligated to take up Shares validly deposited under such Offer and not withdrawn, not later than 10 days from the Expiry Time of such Offer, and will pay for Shares taken up as soon as possible but in any event not later than three Business Days after taking up such Shares. In accordance with Applicable Laws, the Offeror will take up and pay for Shares deposited under an Offer after the date on which it first takes up Shares deposited under that Offer within 10 days of such deposit. See Section 6 of the Offers, "Payment for Deposited Shares".

Withdrawal of Deposited Shares

Except as otherwise provided in Section 7 of the Offers, "Withdrawal of Deposited Shares", all deposits of Shares pursuant to the Offers are irrevocable.

Acquisition of Shares Not Deposited Under the Offers

If sufficient Shares are tendered to each of the Offers, the Offeror currently intends to acquire the remaining of each class of Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, or otherwise, in respect of each class of Shares. To effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of Shareholders of each class of Shares to be called to consider such a transaction. The details of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the holders of each class of Shares, would necessarily be subject to a number of considerations, including the number of Shares acquired pursuant to each of the Offers. The Offeror's current intention is that the consideration to be paid to Shareholders pursuant to any Subsequent Acquisition Transaction will be equal in amount to and in the same form as that payable under each of the Offers. The Offeror may cause Pyxis to redeem Dividend Shares not tendered to the Dividend Share Offer pursuant to the terms of Pyxis' articles of amalgamation. See Section 17 of the Circular, "Acquisition of Shares not Deposited Under the Offers – Dividend Shares".

It is the Offeror's current intention to take up and pay for any and all Common Shares, Non-voting and Dividend Shares tendered to the Offers.

See Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers".

Canadian Federal income Tax Considerations

A Shareholder resident in Canada who holds Shares as capital property and who disposes of those Shares to the Offeror under the Offers will generally realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is exceeded by) the aggregate adjusted cost base to the Shareholder of those Shares. Shareholders who are not resident in Canada will be subject to Canadian federal income tax on a disposition of their Shares pursuant to the Offers only if those Shares constitute "taxable Canadian property" (as defined in the Tax Act) to them and any capital gain realized on the disposition of such Shares is not exempt from tax by virtue of the provisions of an applicable income tax treaty or convention (if any).

The tax treatment of a Subsequent Acquisition Transaction will depend on the exact nature of the transaction to be carried out. The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offers.

All Shareholders should consult their own tax advisors for advice having regard to their own circumstances. The above summary is subject to the assumptions and more detailed information in Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

Depositary

Computershare Investor Services Inc. is acting as Depositary under the Offers. The Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the office specified in the Letters of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notices of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and making payment for Shares purchased by the Offeror under the Offers. Depositing Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Shares directly to the Depositary.

Questions and requests for assistance relating to the Offers may be directed to the Offeror at the address and phone numbers set forth below:

1693062 Ontario Inc.

84½ Adelaide Street East
Suite 109
Toronto, ON M5C 1K9
Tel: 416-867-9390

THE OFFERS

April 29, 2008

TO: THE HOLDERS OF SHARES OF PYXIS

1. The Offer

The Offer to acquire the Equity Shares of Pyxis is made by the Offeror, on and subject to the terms and conditions set forth in the Offers, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on grey paper), for all of the outstanding Equity Shares not already owned by the Offeror, including Equity Shares that may become outstanding on the exercise of conversion or exchange rights, if any for $0.34 in cash per Equity Share.

The Offer to acquire the Dividend Shares of Pyxis is made by the Offeror, on and subject to the terms and conditions set forth in the Offers, Circular, Letter of Transmittal (printed on green paper) and Notice of Guaranteed Delivery (printed on pink paper), for all of outstanding Dividend Shares for $11.25 in cash per Dividend Share. The Dividend Share Offer Price represents a 75 cent premium over the price accepted by holders of 22.4 million Dividend Shares in Pyxis' offer to purchase Dividend Shares dated May 14, 2007.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The accompanying Circular, Letters of Transmittal and Notices of Guaranteed Delivery are incorporated into and form part of the respective Offers and contain important information that should be read carefully before making a decision with respect to an Offer.

2. Time for Acceptance

The Offers are each open for acceptance for the period commencing on the date hereof and ending at the Expiry Time, meaning 5:00 p.m. (Toronto Time) on June 4, 2008, or such later time or date to which each Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offers, "Extension, Variation or Change of the Offers", unless withdrawn by the Offeror.

3. Manner of Acceptance

Letters of Transmittal

The Offers may be accepted by delivering the following documents to the Depositary at its office listed in the Letter of Transmittal (printed on blue paper for Common Shares and Non-voting Shares and on green paper for Dividend Shares) and on the back of this document so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing the Shares in respect of an Offer;

(b) a Letter of Transmittal (printed on blue paper for Common Shares and Non-voting Shares and on green paper for Dividend Shares), in the form accompanying the Offers, or a manually signed facsimile thereof, properly completed and duly executed in accordance with the rules and instructions set out in such Letter of Transmittal; and

(c) any other relevant documents required by the rules and instructions set out in such Letter of Transmittal.

An Offer will be deemed to be accepted only if the Depositary has actually received such documents no later than the Expiry Time. Except as otherwise provided in the rules and instructions set out in the Letter of Transmittal or as may be permitted by the Offeror, the signature on a Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution). If a Letter of Transmittal is executed by a person other than the registered holder of the Shares represented by the certificate(s) deposited therewith, the certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder with the signature on the endorsement panel or transfer power guaranteed by an Eligible Institution. In addition, Shares may be deposited in compliance with the procedure set forth below for guaranteed delivery.

Shareholders may also accept the Offer by following the procedures for a book-entry transfer established by CDS or DTC. Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Shares under the Offer. See " - Procedure for Book-Entry Transfer" below.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to an Offer and the certificate(s) representing the Shares are not immediately available or the required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be deposited validly by the Shareholder under the Offer, provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on grey paper for Common Shares and Non-voting Shares and on pink paper for Dividend Shares) in the form accompanying an Offer or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the applicable

Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the applicable address specified in the accompanying Notice of Guaranteed Delivery; and

(c) the certificate(s) representing the Shares in proper form for transfer together with a Letter of Transmittal (or a manually executed facsimile thereof) (printed on blue paper for Common Shares and Non-voting Shares and on green paper for Dividend Shares), properly completed and duly executed with any required signature guarantees covering the deposited Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto Time) on the third trading day on the TSX after the Expiry Time.

A Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the address specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery of a Notice of Guaranteed Delivery and related Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

Procedure for Book-Entry Transfer

Canada: Shareholders may also accept an Offer in Canada by following the procedures for book-based transfer, provided that a confirmation of the book-transfer of Shares through CDSX in the Depositary's account at CDS is received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at CDS for purposes of the Offers. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of Shares in the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Shares through the CDS book-based transfer system will constitute a valid tender under the applicable Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept an Offer through a book-based transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and to have acknowledged that the Offeror may enforce such terms against the depositing Shareholder and therefore any book-based transfer of Shares into the Depositary's account at CDS in accordance with CDS procedures will be considered a valid tender in accordance with the terms of the applicable Offer.

United States: Shareholders may accept an Offer by following the procedures established by DTC for book-entry transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offers. Any financial institution that is a participant in the system of DTC may make a book-based delivery of Shares by causing DTC to transfer such Shares into the Depositary's account at DTC in accordance with DTC's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees (or an agent's message in lieu of a Letter of Transmittal) and a book-entry confirmation of the transfer and any other required documents, must, in any case, be received by the Depositary, at its address listed in the Letter of Transmittal, no later than the Expiry Time, or the depositing Shareholder must comply with guaranteed delivery procedure described above. **Delivery of documents to DTC does not constitute delivery to the Depositary.**

General

The Offeror will, in its sole discretion, be entitled to determine finally all questions relating to acceptances of each of the Offers and to the withdrawal of Shares deposited thereunder, including, without limitation, the validity, form, eligibility, timely receipt, acceptance and effect of any deposit of Shares under each of the Offers and/or withdrawal of Shares under each of the Offers and the propriety of the completion and execution of any Letter of Transmittal or Notice of Guaranteed Delivery. Depositing Shareholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves the absolute right to reject any and all deposits of Shares that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Shares or by any particular Shareholder. None of the Offeror, the Depositary or any other person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror's interpretation of the terms and conditions of the Offers, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery will be final and binding.

In all cases, payment for Shares deposited and taken up by the Offeror under each of the Offers will be made only after timely receipt by the Depositary of the certificate(s) representing the Shares tendered thereunder and a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, covering such Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The acceptance of each of the Offers pursuant to the procedures set forth above will constitute a binding agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the applicable Offer.

The Offeror reserves the right to permit either of the Offers to be accepted in a manner other than as set forth herein.

The method chosen to transmit certificate(s) representing Shares, Letters of Transmittal, Notices of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be

used and that proper insurance be obtained.

Shareholders whose Shares are registered in the name of an Intermediary and who wish to accept an Offer should contact their Intermediary for assistance in depositing the Shares under the applicable Offer.

Dividends and Distributions

Subject to the terms and conditions of the applicable Offer and except as provided below, by accepting an Offer pursuant to the procedures set forth above, a Shareholder shall and shall be deemed to sell, assign and transfer to the Offeror all right, title and interest in and to the Shares tendered and covered by the Letter of Transmittal delivered to the Depositary (the "**Deposited Securities**") and in and to all rights and benefits arising from such Deposited Securities, including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "**Distributions**"), but excluding any dividends paid by Pyxis in the ordinary course of business consistent with past practice.

Power of Attorney

The execution of a Letter of Transmittal or Notice of Guaranteed Delivery irrevocably constitutes and appoints each officer of the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Shares tendered and covered by the Letter of Transmittal or Notice of Guaranteed Delivery (the "**Purchased Shares**") with respect to any and all Deposited Securities and Distributions (collectively, the "**Purchased Securities**"). See Section 15 of the Circular, "Dividends and Dividend Policy".

The power of attorney granted irrevocably upon execution of a Letter of Transmittal or Notice of Guaranteed Delivery shall be effective on or after the date that the Offeror takes up and pays for the Purchased Securities with full power of substitution and resubstitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of such Shareholder: (a) register or record the transfer or cancellation of Purchased Securities on the appropriate registers maintained by or on behalf of Pyxis; (b) vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any Purchased Securities, revoke any such instrument, authorization or consent, or designate in any such instrument, authorization or consent, any person or persons as the proxyholder or proxy nominee or nominees of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant securities of Pyxis; (c) execute and negotiate any cheques or other instruments representing any Purchased Securities payable to or to the order of, or endorsed in favour of a holder of Purchased Securities; (d) exercise any rights of a holder of Purchased Securities with respect to such Purchased Securities; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities to the Offeror all as specified in the relevant Letter of Transmittal or Notice of Guaranteed Delivery.

A Shareholder who executes a Letter of Transmittal agrees, effective on and after the date the Offeror takes up and pays for Purchased Securities, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders thereof and not to exercise any or all of the other rights or privileges attached to the Purchased Securities and agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities. A Shareholder who executes a Letter of Transmittal also agrees to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

Further Assurances

A Shareholder who executes a Letter of Transmittal covenants under the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

Depositing Shareholders' Representations and Warranties

All Shareholders depositing Shares pursuant to an Offer must have full power and authority to deposit, sell, assign and transfer the Shares to the Offeror. Shareholders depositing Shares pursuant to an Offer must have good title to their Shares free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons. The acceptance of an Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the applicable Offer, including the depositing Shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Shares and Distributions being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Shares and Distributions (or interests therein) to any other person; (ii) such Shareholder depositing the Shares, or on whose behalf such Shares (and any

Distributions) are being deposited, has good title to and is the beneficial owner of the Shares (and any Distributions) being deposited within the meaning of Applicable Laws; (iii) the deposit of such Shares (and any Distributions) complies with applicable securities laws; and (iv) when such deposited Shares are taken up and paid for by the Offeror, the Offeror will acquire good title to the Shares (and any Distributions) free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

4. Conditions of the Offers

Notwithstanding any other provision relating to each of the Offers and subject to Applicable Laws, the Offeror shall have the right to withdraw or terminate an Offer for Common Shares, Non-voting Shares or Dividend Shares and not take up, purchase or pay for, and shall have the right to extend the period of time during which an Offer is open for acceptance and postpone taking up and paying for, any Shares deposited under an Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) no act, action, suit or proceeding shall have been threatened, commenced or taken before or by any domestic or foreign Governmental Entity in Canada or elsewhere, whether or not having the force of law; and no law shall have been proposed, enacted, promulgated amended or applied, in either case:

  (i) to cease trade, enjoin, suspend, prohibit or impose material interlocutory or permanent limitations or conditions on the purchase by or the sale to the Offeror of Common Shares, Non-voting Shares or Dividend Shares, the right of the Offeror to own or exercise full rights of ownership of Common Shares, Non-voting Shares and Dividend Shares, or the consummation of the Offers, or a Compulsory Acquisition or Subsequent Acquisition Transaction in respect of each class of Shares;

  (ii) which, if an Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction in respect of each class of Shares were consummated, would reasonably be expected to have a Material Adverse Effect on Pyxis; or

  (iii) would prevent, or would materially and adversely affect the ability of the Offeror or its affiliates to make or consummate an Offer, or to effect a Compulsory Acquisition or Subsequent Acquisition Transaction in respect of each class of Shares;

(b) there shall not exist any prohibition at law against the Offeror making an Offer or taking up and paying for Common Shares, Non-voting Shares or Dividend Shares deposited under each applicable Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction in respect of each class of Shares;

(c) there shall not have occurred, (i) any general suspension of trading in, or limitation on times or prices for, securities on the TSX, (ii) any extraordinary, material adverse change in the Canadian financial markets generally, being a decline of at least 20% in the S&P TSX Composite Index from the date hereof that has not been substantially recovered within a period of 5 trading days, (iii) any declaration of a general banking moratorium or any suspension of payments in respect of banks in Canada, (iv) any material limitation by any Governmental Entity or any court that materially affects the extension of credit generally by lenders that regularly participate in the Canadian or European market in loans, (v) a suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material adverse changes in, any currency or exchange control laws in Canada, or (vi) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offers, a material worsening thereof; and

(d) there shall not exist and there shall not have occurred from the date hereof (or if there does exist or shall have occurred prior to such date there shall not have been disclosed generally) any change or effect (or condition, event or development including a prospective change or effect) which when considered either individually or in the aggregate would, solely in the judgment of the Offeror, acting reasonably, have a Material Adverse Effect on Pyxis or which, if an Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of each class of Shares were consummated, would, solely in the judgment of the Offeror, acting reasonably, have a Material Adverse Effect on the Offeror or Pyxis.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror in its sole discretion at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to an Offer (so long as it waives the same condition or conditions to the other Offers) in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other rights, which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror.

Any waiver of a condition or the withdrawal of an Offer will be effective upon written notice, or other communication confirmed in writing, by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders, in the manner set forth in Section 9 of the Offers, "Notices and Delivery", and will provide a copy of the aforementioned public notice to the TSX if an Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Shares deposited under an Offer and the Depositary will promptly return all documents tendered to the Depositary under a relevant Offer including certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 11 of the Offers, "Return of Shares".

Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding upon all parties for purposes of each of the Offers.

5. Extension, Variation or Change of the Offers

Each Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn.

The Offeror reserves the right, in its sole discretion, at any time and from time to time while an Offer is open for acceptance, to extend the Expiry Time for an Offer or to vary an Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, Ontario and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 9 of the Offers, "Notices and Delivery", to all Shareholders whose Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

If any terms of the Offers are varied (other than a variation consisting solely of a waiver of a condition of an Offer), the relevant Offer will not expire before 10 days after the notice of such variation has been given to Shareholders to whom such Offer is being made, unless otherwise permitted by Applicable Laws and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to an Offer, a change occurs in the information contained in the Offers and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to whom an Offer is being made to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offers, "Notices and Delivery" to all Shareholders whose Shares have not been taken up pursuant to an Offer at the date of the occurrence of the change, if required by Applicable Laws. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the relevant Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Expiry Time of an Offer or a variation of an Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offers, "Conditions of the Offers".

If the consideration being offered for the Common Shares, Non-voting Shares or Dividend Shares is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the relevant Offer.

6. Payment for Deposited Shares

If, in respect of an Offer, all the conditions referred to under Section 4 of the Offers, "Conditions of the Offers" are satisfied or waived at the Expiry Time, the Offeror will become obligated to take up Common Shares, Non-voting Shares or Dividend Shares, as the case may be, validly deposited under such Offer and not withdrawn not later than 10 days from the Expiry Time of such Offer and will pay for Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares, as applicable. In accordance with Applicable Laws, the Offeror will take up and pay for Shares deposited under the relevant Offer after the date on which it first takes up Shares deposited under such Offer within 10 days of such deposit. The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the relevant Offer as, if and when the Offeror gives written notice to the Depositary to that effect.

Subject to Applicable Laws, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Shares or to terminate an Offer and not take up or pay for any Shares pursuant to that Offer if any condition specified in Section 4 of the Offers, "Conditions of the Offers" is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of an Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any Applicable Laws.

The Offeror will pay for Shares validly deposited under the relevant Offer and not withdrawn by providing the Depositary with sufficient funds (by wire transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of an Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price for Shares purchased by the Offeror to persons depositing Shares, regardless of any delay in making such payment.

Settlement with each Shareholder who has deposited Shares under an Offer will be made by the Depositary forwarding to each such Shareholder a cheque, payable in Canadian funds, representing the cash to which the depositing Shareholder is entitled. Subject to the foregoing and unless otherwise directed by a Letter of Transmittal, cheques will be issued in the name of the registered holder of the Shares deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, such cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Pyxis. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Depositing Shareholders will not be obligated to pay any fee or commission if they accept an Offer by depositing their Shares with the Depositary. See Section 20 of the Circular, "Depositary". If a Shareholder owns shares through a stock broker or other nominee and such stock broker or nominee deposits the shares on the shareholder's behalf, the stock broker or nominee may charge a fee for performing such service.

7. Withdrawal of Deposited Shares

Except as otherwise stated in this Section 7, all deposits of Shares pursuant to an Offer are irrevocable. Unless otherwise required or permitted by Applicable Laws, any Shares deposited in acceptance of an Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Shares have been taken up by the Offeror pursuant to the Offer;

(b) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offers or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject any of the Offers (other than a change that is not within the control of the Offeror) is mailed, delivered or otherwise properly communicated, in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of any of the Offers (other than a variation consisting solely of an increase in the consideration offered for the Shares pursuant to the Offer where the time for deposit is not extended for a period greater than 10 days or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but only if such deposited Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) at any time after three Business Days from the date the Offeror takes up the Shares if such Shares have not been paid for by the Offeror.

If the Offeror waives any terms or conditions of an Offer and extends the Offer in circumstances in which the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Shares which are subject to the rights of withdrawal.

Withdrawals of Shares deposited to an Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Shares within the time limits indicated above. Notice of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, and (b) specify such Person's name, the number of Shares to be withdrawn and the name of the registered holder. The relevant Shareholder will have the right to obtain physical possession of the certificates representing the Shares so withdrawn if the notice of withdrawal received by the Depositary also meets the following requirements (i) it must be signed by or on behalf of the Person who signed the Letter of Transmittal (if applicable) accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn, and (ii) it must specify the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.

If securities have been deposited pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offers, "Manner of Acceptance", such notice of withdrawal must also specify the name and number of the account at CDS or DTC, to be credited with the withdrawn Shares, must be signed by or on behalf of the Person who signed (or was deemed to have signed) the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares that are to be withdrawn, if any, and must otherwise comply with the procedures of CDS or DTC. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Offeror or the Depositary or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly deposited for purposes of an Offer. However, withdrawn Shares may be re-deposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offers, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, holders of Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 19 of the Circular, "Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

8. Market Purchases

The Offeror has no present intention of acquiring beneficial ownership of Shares while an applicable Offer is outstanding other than as described herein and pursuant to the Offer. However, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) Shares other than pursuant to the terms of an applicable Offer in accordance with Section 2.2(3) of MI 62- 104 and Section 2.1 of OSC Rule 62-504, which require that: (a) such intention is stated in a news release issued and filed at least one Business Day prior to making such purchases; (b) the number of Shares beneficially acquired does not exceed 5% of the outstanding Shares as of the date of the Offer; (c) the purchases are made in the normal course through the facilities of the TSX; (d) the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX on each day in which Shares have been purchased; and (e) the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Offeror, the seller or their agents.

In no event will the Offeror or their affiliates make any purchases of Shares through the facility of the TSX until the third clear trading day following the date of the Offers. Although the Offeror has no present intention to sell Shares taken up under the Offers, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Shares after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104 and Section 93.4(2) of the *Securities Act* (Ontario), as applicable.

For the purposes of this Section 8, the "Offeror" includes any person acting jointly or in concert with the Offeror.

9. Notices and Delivery

Without limiting any other lawful means of giving notice, any notice to be given by the Offeror to the Depositary pursuant to an Offer will be deemed to have been properly given to registered holders of applicable Shares if it is in writing and is mailed by first class mail, postage prepaid, to such registered Shareholders at their respective addresses as shown on the share register maintained by or on behalf of Pyxis in respect of such Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada. Except as otherwise required or permitted by law, in the event of any interruption of or delay in mail service in Canada following mailing, the Offeror intends to make reasonable efforts to disseminate notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under any of the Offers will be deemed to have been properly given and to have been received by Shareholders if it is (a) given to the TSX for dissemination through its facilities; (b) published once in the National Edition of The Globe and Mail or The National Post, as well as in La Presse; or (c) disseminated by the Canada NewsWire Service (in French and English).

The Offers, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery will be mailed to registered holders of Shares (and to registered holders of securities exercisable for or convertible into Shares) or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Shares (and securities exercisable for or convertible into Shares) when such list or listing is received.

Whenever the Offers call for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10. Acquisition of Shares Not Deposited

If the Offeror takes-up and pays for Shares deposited under an Offer, the Offeror will seek to acquire, within 120 days of the completion of the Offer, directly or indirectly, all of the remaining Shares not deposited under the Offer by Compulsory Acquisition or a Subsequent Acquisition Transaction, or otherwise. The Offeror will cause the Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction, if it owned a sufficient number of Shares, and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers". The Offeror may cause Pyxis to redeem Dividend Shares not tendered to the Dividend Shares offer pursuant to the term of Pyxis' articles of amalgamation. See Section 17 of the Circular, "Acquisition of Shares not Deposited Under the Offers – Dividend Shares".

11. Return of Shares

If for any reason any deposited Shares are not taken up and paid for pursuant to the terms and conditions of an Offer, certificates for Shares that are not purchased and any other relevant documents will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of an Offer.

Certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Shareholder registers maintained by or on behalf of Pyxis.

12. Changes in Capitalization, Dividends, Distributions and Liens

If, from the date hereof, Pyxis should divide, reclassify, consolidate, convert, split, combine or otherwise change any of the Shares or its capitalization or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of each of the Offers (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor, to reflect such division, reclassification, consolidation, conversion, split, combination or other change).

Shares acquired by the Offeror pursuant to the Offers shall be transferred to the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others and together with all rights and benefits arising therefrom (subject to the payment of dividends as described below) including the right to all Distributions which may be declared, paid, issued, accrued, distributed, made or transferred from the date hereof, with the exception of any dividends paid by Pyxis in the ordinary course of business consistent with past practice.

If, from the date hereof, Pyxis should declare or pay any dividend, pay any interest, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Shares which is or are payable or distributable to Shareholders of record on a date which is prior to the date of the transfer to the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Pyxis in respect of Shares accepted for purchase pursuant to an Offer, with the exception of any dividends paid by Pyxis in the ordinary course of business consistent with past practice, then without prejudice to the Offeror's rights under Section 4 of the Offers, "Conditions of the Offers": (a) in the case of a cash dividend, distribution or payment (with the exception of any dividends paid by Pyxis in the ordinary course of business consistent with past practice), the amount of the dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividend, distribution or payment does not exceed the cash purchase price per Share payable by the Offeror pursuant to the Offers, the cash purchase price per Share pursuant to an Offer will be reduced by the amount of such dividend, distribution or payment; (b) in the case of a non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the cash purchase price per Share payable by the Offeror pursuant to the Offers, the whole of such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.

Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offers or deduct from the purchase price payable by the Offeror pursuant to the Offers the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

13. Mail Service Interruption

Notwithstanding the provisions of the Offers, the Circular, the Letters of Transmittal or the Notices of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 13 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offers, "Notices and Delivery". The deposit of cheques with the Depositary in such circumstances will constitute delivery to the persons entitled thereto and the Shares will be deemed to have been paid for immediately upon such deposit at the office of the Depositary at which the Shares were deposited.

14. Other Terms of the Offers

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares deposited pursuant to an Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Shares to receive prompt payment for

Shares validly deposited and taken up pursuant to the Offer.

Each of the Offers and all contracts resulting from acceptance of an Offer will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of an Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

No broker, dealer or other person has been authorized to give any information, or to make any representation or warranty on behalf of the Offeror or any of its entities in connection with the Offers other than as contained in the Offers, the Circular, the Letters of Transmittal and Notices of Guaranteed Delivery and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offers, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery, the validity of any acceptance of the Offers and the validity of any withdrawal of Shares.

The provisions of the Circular, Letters of Transmittal and Notices of Guaranteed Delivery accompanying the Offers, including the rules and instructions contained therein, as applicable, are incorporated into and form part of the terms and conditions of the Offers.

Where an Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

Each of the Equity Shares Offer and the Dividend Shares Offer is a separate and independent offer made by the Offeror and the Offeror may exercise all of its rights, and will fulfill all of its obligations, in respect of each Offer, separately.

The Offers and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offers. Shareholders are urged to refer to the accompanying Circular and Directors' Circular for additional information relating to the Offers, Pyxis and the Offeror.

Dated: April 29, 2008

1693062 Ontario Inc.

(Signed) Andrew Kim
President

The accompanying Circular, Letters of Transmittal and Notices of Guaranteed Delivery are incorporated into and form part of the Offers and contain information which should be read carefully before making a decision with respect to the Offers.

CIRCULAR

This Circular is furnished in connection with the accompanying Offers dated April 29, 2008 by the Offeror to purchase (i) all of the outstanding Common Shares and Non-voting Shares of Pyxis not already held by the Offeror, including Common Shares and Non-voting Shares that may become outstanding on the exercise of conversion or exchange rights, if any, and (ii) all of the outstanding Dividend Shares of Pyxis. The terms, conditions and provisions of the Offers, Letters of Transmittal and the Notices of Guaranteed Delivery are incorporated into and form part of this Circular. Capitalized terms not defined shall have the respective meanings given thereto in the Offers or the Glossary of Terms, as the case may be.

The information concerning Pyxis contained in this Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available at the time of the Offers and information provided to the Offeror by Pyxis. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Pyxis taken from, or based upon, such documents and records are untrue or incomplete, none of the Offeror or any of its respective officers, directors associates or affiliates assumes any responsibility for the accuracy or completeness of the information relating to Pyxis taken from, or based upon, such documents and records, or for any failure by Pyxis to disclose events which may have occurred or may affect the significance or accuracy of any such information.

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

1. The Offeror

The Offeror was amalgamated under the OBCA on March 22, 2006. Prior to the date hereof, the Offeror has not carried on any commercial activities. The registered office of the Offeror is: 84 ½ Adelaide Street East, Suite 109, Toronto, Ontario, Canada, M5C 1K9.

The Offeror is an investment holding company and is Pyxis' largest shareholder holding 7,500,000 Common Shares and 45,790,440 Non-voting Shares, representing approximately 36% and 65.6% of the issued and outstanding Common Shares and Non-voting Shares, respectively, and approximately 36% of the votes attached to Pyxis' outstanding shares. The Offeror does not hold any Dividend Shares.

2. Pyxis

Pyxis is a financial services company.

Pyxis was amalgamated under the OBCA on February 22, 2006.

The address of Pyxis' corporate and registered head office is: 2nd Floor, 175 King Street East, Toronto, Ontario Canada, M5A 1J4.

The authorized share capital of Pyxis consists of an unlimited number of Dividend Shares, an unlimited number of Preferred Shares, issuable in series, an unlimited number of Non-voting Shares and an unlimited number of Common Shares.

As of April 16, 2008, Pyxis had 20,824,073 Common Shares, 69,791,896 Non-voting Shares, and 4,630,569 Dividend Shares outstanding of which the Offeror, holds 7,500,000 Common Shares and 45,790,440 Non-voting Shares, representing approximately 36% and 65.6%, respectively, of the currently issued and outstanding Common Shares and Non-voting Shares, and none of the Dividend Shares.

The Offeror may cause Pyxis to redeem Dividend Shares not tendered to the Dividend Share Offer pursuant to the terms of Pyxis' articles of amalgamation. See Section 17 of the Circular, "Acquisition of Shares not Deposited Under the Offers – Dividend Shares".

The Common Shares, Non-voting Shares and Dividend Shares are listed and posted for trading on the TSX under the symbols "PYX", "PYX.a" and "PYX.e", respectively.

Pyxis is subject to the information and reporting requirements of the securities laws of Québec, Ontario, Nova Scotia and British Columbia and the rules of the TSX. In accordance therewith, Pyxis is required to file reports, financial statements and other information with the securities regulators in each of these provinces and with the TSX relating to, among other things, its business, financial condition, directors and officers, their remuneration, their indebtedness, if any, to Pyxis, share acquisition rights granted to them, the principal holders of securities and any material interests of such persons in transactions with Pyxis and other matters in proxy statements distributed to shareholders, which may be inspected at Pyxis' offices, or as filed with certain Canadian securities regulators at *www.sedar.com*, or through the facilities of the TSX

Pursuant to the provisions of the securities laws of particular provinces of Canada, the directors of Pyxis must send a circular to all holders of each class of Shares in connection with the Offers which circular must disclose any material changes in the affairs of Pyxis subsequent to the date of the most recently published financial statements of Pyxis. See the accompanying Directors' Circular.

3. Background to the Offers

The Offeror is Pyxis' largest shareholder and holds 7,500,000 Common Shares and 45,790,440 Non-voting Shares, representing approximately 36% and 65.6% of the issued and outstanding Common Shares and Non-voting Shares, respectively.

In January 2008, the Offeror initially approached the Board of Directors of Pyxis expressing an interest in privatizing Pyxis. In response thereto, the Board of Directors of Pyxis established a Special Committee of independent directors consisting of Roy Collins (as

Chair) and Richard Stoneman to consider such expression of interest. The Special Committee was aware of the Offeror's shareholdings in Pyxis and of the Offeror having no current intention of disposing of such shareholdings.

The Special Committee met with Pyxis' legal counsel on January 16, 2008 to discuss its role and its obligations relating to any transaction proposed by the Offeror, including considering and making a recommendation to the Board of Directors of Pyxis with respect to any such transaction, all in accordance with applicable securities laws, including in particular the requirements of MI 61-101.

On January 17, 2008, the Special Committee met and agreed to canvass a number of financial advisors for proposals to prepare and deliver a formal valuation of Shares in accordance with MI 61-101.

The Special Committee met on January 18, January 21, January 25, and January 30, 2008 to discuss the proposals received from the financial advisors, select the financial advisor and to authorize the engagement of Blackmont to provide a valuation of the Shares. Pursuant to an engagement letter dated January 31, 2008 and accepted by Pyxis on February 5, 2008, (and subsequently confirmed by the Offeror as at March 19, 2008), Blackmont was engaged to, among other things, prepare and deliver the Blackmont Valuation and Fairness Opinion.

On February 5, 2008, the Special Committee met with representatives of Blackmont to discuss Blackmont's approach to the preparation of a formal valuation in accordance with MI 61-101.

The Special Committee subsequently met with representatives of Blackmont on February 25, February 26, and February 27, 2008 to discuss Blackmont's progress concerning a formal valuation in accordance with MI 61-101, including the methodologies to be used by Blackmont in respect thereof.

On March 3, 2008, the Offeror presented to the Special Committee a non-binding letter of intent setting out the terms and conditions of a possible transaction between the Offeror and Pyxis, and Blackmont presented to the Special Committee its preliminary view of the indicative fair market value of the Shares.

The Special Committee met with representatives of Blackmont and legal counsel on March 6, and March 8, 2008 to discuss the non-binding letter of intent and to consider the response of the Special Committee in respect thereof. The Special Committee further met on March 10, 2008 to discuss such response.

On March 11, 2008, after considering the response of the Special Committee, the Offeror presented to the Special Committee a further non-binding letter of intent setting out revised terms and conditions of a possible transaction between the Offeror and Pyxis.

On March 12, 2008, the Special Committee met with representatives of Blackmont and legal counsel to discuss the revised terms and conditions of a possible transaction between the Offeror and Pyxis, including receiving advice that the prices to be offered per Non-voting Share, Common Share and Dividend Share were within the range of indicative values previously provided by Blackmont and that such prices would appear, upon a preliminary review, to be fair to the Shareholders.

Between March 13, and March 18, 2008, Blackmont attended to the preparation of the formal valuation in accordance with MI 61-101 which was required before the Special Committee could make its determination in respect of the revised terms and conditions of a possible transaction between the Offeror and Pyxis.

On March 19 and March 20, 2008, the Special Committee met with representatives of Blackmont and legal counsel to review, discuss and comment upon the draft Valuation and Fairness Opinion.

On March 20, 2008, following presentation by Blackmont of its Valuation and the Fairness Opinion, the Special Committee resolved that the transaction contemplated in the letter of intent was fair to the Shareholders and was in the best interests of Pyxis and accordingly, resolved to recommend to the Board of Directors of Pyxis that it recommend such transaction to the Shareholders. In turn, on March 20, 2008, the Board of Directors of Pyxis, on the recommendation of the Special Committee, the presentation of the Valuation and Fairness Opinion and the consideration of other relevant factors, unanimously concluded (with Messrs. Flatt, who is the sole director of the Offeror, and Kim, who is the President of the Offeror, abstaining from voting) that the transaction contemplated in the letter of intent was fair to the Shareholders and was in the best interests of Pyxis, and to recommend such transaction to the Shareholders.

After the close of the TSX on March 20, 2008, a press release announcing the transaction contemplated in the letter of intent was disseminated.

4. Agreements Relating to the Offers

The Offeror and Pyxis have not entered into any formal agreement or agreements in respect of any of the Offers.

5. Reasons to Accept the Offers

The Offeror believes that the price of $0.34 in cash per Common Share and Non-voting Share and $11.25 in cash per Dividend Share are full and fair prices for the Shares which it is seeking to purchase under the Offers. Shareholders should consider the following factors, among others, in making a decision whether to accept the respective offers:

(a) the Board of Directors of Pyxis has unanimously concluded that, based upon the recommendation of the Special Committee, the Offers are fair to Shareholders and in the best interests of Pyxis, and accordingly, recommends that Shareholders accept and tender their Shares thereto;

(b) the $0.34 per share Offer price for the Common Shares and the Non-Voting Shares is at the high end of the $0.31 to $0.34 per share fair market value range for the Common Shares and Non-Voting Shares as determined by Blackmont in the Valuation (See Section 11 of the Circular, "Blackmont Valuation and Fairness Opinion");

(c) the $11.25 per share Offer price for the Dividend Shares is within the $10.61 to $11.86 per share fair market value range for Dividend Shares as determined by Blackmont in the Valuation (See Section 11 of the Circular, "Blackmont Valuation and Fairness Opinion");

(d) the opinion of Blackmont that, as of March 19, 2008, and subject to the assumptions and qualifications therein, the Offers are fair, from a financial point of view, to Shareholders (See Section 11 of the Circular, "Blackmont Valuation and Fairness Opinion");

(e) the Dividend Share Offer Price for Dividend Shares represents a 75 cent premium over the price accepted by holders of 22.4 million Dividend Shares in Pyxis' offer to purchase Dividend Shares dated May 14, 2007, and is greater than the volume weighted average closing price of the Dividend Shares on the TSX for the 20 trading days prior to and including March 19, 2008, the last trading day prior to the public announcement by the Offeror of the Proposal;

(f) the consideration offered under each of the Offers is cash, which provides Shareholders with an opportunity to immediately realize value for their Shares, especially when viewed against the risks in current market conditions and in light of Pyxis' business plan to return net assets to shareholders over an 18 to 24 month period;

(g) if any of Offers are not successful the trading prices of the Common Shares, Non-voting Shares and Dividend Shares on the TSX may decline significantly;

(h) the trading prices of the Shares of each class since the initial announcement of the Offers have been consistently near the Equity Share Offer Price and the Dividend Share Offer Price;

(i) no other strategic alternative to the Offers could be contemplated given the ownership position of the Offeror in Pyxis;

(j) the current market conditions affecting Pyxis;

(k) the Offeror believes that a disposition of Dividend Shares opposed to a redemption has favorable tax consequences to most holders due to the low paid up capital associated with the Dividend Shares;

(l) you can dispose of your Shares without paying a commission if you deposit Shares directly with the Depositary; and

(m) the unanimous recommendation of the independent directors of Pyxis to accept the Offers.

The foregoing list of factors is not intended to be exhaustive. Shareholders should consider the applicable Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. **Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of an Offer may have tax consequences and they should consult their own professional tax advisors. See Section 18 of this Circular, "Canadian Federal Income Tax Considerations".**

6. Purpose of the Offers and the Offeror's Plans for Pyxis

Purpose of the Offers

The purpose of the Offers is to enable the Offeror to acquire all of the Common Shares and Non-voting Shares not already held by the Offeror and all of the Dividend Shares. If the conditions of each of the Offers are satisfied or waived and the Offeror takes up and pays for the Shares validly deposited under each of the Offers, the Offeror currently intends to acquire within 120 days any Shares not deposited under an Offer by Compulsory Acquisition, if available, or a Subsequent Acquisition Transaction, in each case for consideration per Share at least equal in value to the consideration paid by the Offeror per Common Share, Non-voting Share or Dividend Share under the respective Offers. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Common Shares, Non-voting Shares and Dividend Shares acquired by the Offeror pursuant to each of the Offers. The Offeror currently intends to retain all Shares acquired pursuant to each of the Offers, however, it reserves the right to transfer or sell these Shares at any time in the future should its intention change. The Offeror may cause Pyxis to redeem Dividend Shares not tendered to the Dividend Share Offer pursuant to the terms of Pyxis' articles of amalgamation. See Section 16 of the Circular, "Acquisition of Shares not Deposited Under the Offers – Dividend Shares".

Although the Offeror currently intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction, or otherwise, generally on the terms described herein to acquire any Shares not tendered under an Offer, it is possible that, as a result of delays in the Offeror's ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Pyxis, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire any Shares not tendered under an Offer, or to proceed by way of a Subsequent Acquisition Transaction on terms other than as described herein. See Section 17 of this Circular, "Acquisition of Shares Not Deposited Under the Offers".

Plans for Pyxis

Assuming the Offeror acquires all of the Shares upon completion of the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to strengthen the integration of Pyxis into the Offeror.

If permitted by Applicable Laws, subsequent to the completion of each of the Offers and any related Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends: (i) to de-list the Common Shares, Non-voting Shares and the Dividend Shares from the TSX; and (ii) to cause Pyxis to cease to be a "reporting issuer" for purposes of relevant Canadian securities laws. The effect of these actions will be that Pyxis will no longer be required to file publicly, or provide to security holders or others, certain financial information or timely disclosure with respect to its business and affairs and that the liquidity and market value of any remaining Common Shares, Non-voting Shares or Dividend Shares held by the public may he adversely affected.

7. Holdings of Securities of Pyxis

As of April 16, 2008, Pyxis had 20,824,073 Common Shares, 69,791,896 Non-voting Shares, and 4,630,569 Dividend Shares outstanding of which the Offeror holds 7,500,000 Common Shares and 45,790,440 Non-voting Shares representing approximately 36% and 65.6%, respectively, of the currently issued and outstanding Common Shares and Non-voting Shares, and no Dividend Shares.

Except as described below and otherwise in the Offers and Circular, none of (a) the directors or senior or executive officers of the Offeror, or to the knowledge of the Offeror, its affiliates, after reasonable enquiry or their respective associates; (b) any person acting jointly or in concert with the Offeror; (c) any person holding more than 10% of any class of equity securities of the offeror; or (d) any majority owned subsidiary of the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has any agreements, commitments or understandings to acquire, any securities of Pyxis.

The names of the directors and officers of Pyxis and the number, designation and percentage of outstanding securities of Pyxis, beneficially owned, directly or indirectly, or over which control or direction is exercised by each such director and officer of Pyxis and, to their knowledge after reasonable inquiry, their respective associates, are as follows:

Name	Position Held	Number of Common Shares Owned or Over Which Control or direction is Exercised	Percentage of Outstanding Common Voting Shares	Number of Non-voting Shares Owned or Over Which Control or direction is Exercised	Percentage of Outstanding Non-voting Shares	Number of Dividend Shares Owned or Over Which Control or direction is Exercised	Percentage of Outstanding Dividend Shares
Andrew Kim[1]	President and Chief Executive Officer and Director	Nil	Nil	Nil	Nil	Nil	Nil
J. Ian Flatt[1]	Chairman and Director	7,500,000	36.0%	45,790,440	65.6%	Nil	Nil
Linda Tran	Controller and Corporate Secretary	Nil	Nil	Nil	Nil	Nil	Nil
Roy E. Collins	Director	Nil	Nil	Nil	Nil	Nil	Nil
Richard T. Stoneman	Director	Nil	Nil	Nil	Nil	Nil	Nil
Roger Garon	Director	Nil	Nil	Nil	Nil	Nil	Nil
Winston Wong	Director	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1) The Offeror owns 7,500,000 Common Shares and 45,790,440 Non-voting Shares representing approximately 36% and 65.6%, respectively of the outstanding Common Shares and Non-voting Shares of Pyxis. Mr. Flatt is the sole director of the Offeror and Mr. Kim is the President of the Offeror, and accordingly, they may be deemed to exercise control or direction over such shares. Mr. Flatt and Mr. Kim disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.

The number, designation and the percentage of the outstanding securities of any class of securities of Pyxis beneficially owned or over which control or direction is exercised, to the knowledge of the directors and officers of Pyxis, after reasonable enquiry, by each associate or affiliate of an insider of Pyxis, each associate or affiliate of Pyxis, an insider of Pyxis other than a director or officer of Pyxis, and each person or company acting jointly or in concert with Pyxis, is as follows:

Name	Number of Common Shares Owned or Over Which Control or direction is Exercised	Percentage of Outstanding Common Voting Shares	Number of Non-voting Shares Owned or Over Which Control or direction is Exercised	Percentage of Outstanding Non-voting Shares	Number of Dividend Shares Owned or Over Which Control or direction is Exercised	Percentage of Outstanding Dividend Shares
1693062 Ontario Inc. [1]	7,500,000	36.0%	45,790,440	65.6%	Nil	Nil

Note:

[1] The Offeror owns 7,500,000 Common Shares and 45,790,440 Non-voting Shares representing approximately 36% and 65.6%, respectively of the outstanding Common Shares and Non-voting Shares of Pyxis. Mr. Flatt is the sole director of the Offeror and Mr. Kim is the President of the Offeror, and accordingly, they may be deemed to exercise control or direction over such shares. Mr. Flatt and Mr. Kim disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.

8. Trading in Securities of Pyxis

To the knowledge of the Offeror, after reasonable enquiry, none of Pyxis, the directors and officers of Pyxis or of any associates of the directors and officers of Pyxis, any person holding more than 10% of a class of equity securities of Pyxis, or any person acting jointly or in concert with Pyxis has traded in any securities of Pyxis during the six month period preceding the date hereof.

9. Arrangements, Agreements or Understandings

There are no formal or informal arrangements, agreements or understandings made or proposed to be made between the Offeror and any of the directors, officers or security holders of Pyxis.

No payment or other benefit is proposed to be made or given by the Offeror to any of the directors or officers of Pyxis by way of compensation for loss of office or for remaining in or retiring from office as a result of the Offers. There are no agreements, commitments or understandings, formal or informal, between the Offeror and any Shareholder with respect to the Offers or between the Offeror and any person with respect to any securities of Pyxis in relation to the Offers.

10. Fairness of Offers

The Sole Director of the Offeror believes that each of the Offers is fair to the Shareholders of each class of Shares. In reaching this conclusion, the Offeror noted the Blackmont Valuation and Fairness Opinion delivered to the Special Committee of the Board of Directors of Pyxis, the recommendation of the Board of Directors of Pyxis and the factors being considered by, and the analyses and conclusions being made by, the Board of Directors of Pyxis and have expressly adopted these factors, analyses and conclusions. See also Section 5 of this Circular, "Reasons to Accept the Offers".

11. Blackmont Valuation and Fairness Opinion

The following constitutes only a summary of the Blackmont Valuation and Fairness Opinion. The Valuation and Fairness Opinion has been prepared and provided solely for the use of the Special Committee of the Board of Directors of Pyxis, and may not be used or relied upon by any other person without the express prior written consent of Blackmont. Blackmont believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Blackmont, without considering all factors and analyses together could create a misleading view of the process underlying the Valuation and Fairness Opinion. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The following summary is qualified in its entirety by the full text of the Valuation and Fairness Opinion, which is available upon request without charge from the Offeror. ***Capitalized terms in this section are defined in the Valuation and Fairness Opinion.***

SUMMARY OF VALUATION AND FAIRNESS OPINION

Selection of Blackmont

The Offers for Common Shares and Non-Voting Shares each constitutes an "insider bid" for the purposes of MI 61-101. In accordance with the provisions of MI 61-101, the Offeror is required to obtain, at its own expense, a formal valuation of the Common Shares and Non-Voting Shares prepared in accordance with MI 61-101 by a valuator who is independent of, among others, Pyxis and the Offeror and who is qualified to provide such a valuation. Under MI 61-101, the Special Committee was required to determine who the valuator would be; supervise the preparation of the formal valuation of the Shares; and use its best efforts to ensure that the formal valuation was completed and provided to the Offeror in a timely manner.

The Special Committee considered a number of potential valuators and ultimately invited Blackmont to make a proposal. Blackmont submitted such a proposal indicating, among other things, its qualifications to prepare a formal valuation. The Special Committee reviewed Blackmont's proposal and made enquires as to Blackmont's qualifications and independence. After deliberation, the Special Committee determined, based on certain representations made to it by Blackmont, that Blackmont was independent and qualified to prepare a formal valuation and should be retained as financial advisor to the Special Committee for the purposes of, among other things, preparing and delivering to the Special Committee a formal valuation of the Shares and an opinion as to the fairness, from a financial point of view, of the consideration offered to Minority Shareholders under the Offers. Accordingly, the Special Committee directed Pyxis to enter into an engagement letter with Blackmont. Pyxis entered into such an engagement letter (as amended, the "Engagement Letter") with Blackmont dated January 31, 2008 which provided, among other things, that the services of Blackmont would be provided under the supervision and direction of the Special Committee.

The Engagement Letter provided for the payment of a fee upon delivery to the Special Committee of the Valuation and Fairness Opinion and a further fee upon publication thereof. The fees to be paid to Blackmont under the Engagement Letter were agreed between Blackmont and the Special Committee. None of the fees payable to Blackmont are contingent upon the conclusions reached by Blackmont in the Valuation or Fairness Opinion or on the completion of the Offers. Blackmont's fee amounted to $50,000. In the Engagement Letter, Pyxis and the Offeror have agreed to indemnify Blackmont in respect of certain liabilities that might arise out of its engagement and the Offeror has agreed to reimburse Blackmont for its reasonable expenses.

The Valuation

The following summary is qualified in its entirety by the full text of the valuation (the "**Valuation**") which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Valuation, and a copy of which is available upon request without charge from the Offeror however a copy is included as Schedule A to the Directors' Circular accompanying these Offers and Circular. Copies of the Valuation can also **The Offeror urges Pyxis shareholders to read the Valuation in its entirety.**

Credentials of Blackmont

Blackmont is one of Canada's largest independent investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Valuation and the Fairness Opinion expressed herein represent the opinions of Blackmont and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationships with Interested Parties

Neither Blackmont nor any of its affiliated entities is an associated or affiliated entity or an issuer insider of Pyxis, the Offeror, or any of their respective affiliates or associates (an "**Interested Party**"). Blackmont has not provided financial advisory services to an Interested Party other than pursuant to the Engagement Letter. There are no understandings, agreements or commitments between Blackmont and Pyxis or the Offeror or any of their respective affiliates or associates with respect to any future business dealings. However, Blackmont may in the future, in the ordinary course of business, seek to perform financial advisory or investment banking services for any one or more of them from time to time.

Blackmont acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had or may in the future have positions in securities of Pyxis and, from time to time, may have executed or may execute transactions on behalf of Pyxis or on behalf of other clients for which it receives compensation. As an investment dealer, Blackmont conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in Pyxis.

Scope of Review

In preparing the Valuation, Blackmont reviewed certain publicly available information and financial statements and non-public information relating to Pyxis; reviewed information applicable to stock market data relating to Pyxis and certain of the companies in which Pyxis has an interest; held discussions with senior management of Pyxis; held discussions with legal counsel to the Special Committee; and carried out other investigative exercises, as more specifically described in the Valuation.

General Assumption and Limitations

Blackmont, with the Special Committee's approval, and as provided in the Engagement Letter and subject to the exercise of its professional judgment, has relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources and from Pyxis and its advisors.

Members of management of Pyxis have represented to Blackmont, to the best of their knowledge, and not in their personal capacity, that there have been no material changes or material facts (as such terms are defined by applicable Canadian securities laws) relating to any of the information, data, advice, opinions and representations provided to Blackmont, by or on behalf of Pyxis, that have not been disclosed to Blackmont, that no change has occurred in the material facts set out or referred to in any such information subsequent to the date thereof which would reasonably be expected to have a material effect on the Valuation and that management of Pyxis is not aware of any material fact or material change relevant to the Valuation that was not disclosed to Blackmont and which would reasonably be expected to have a material effect on the Valuation. Subject to the exercise of professional judgment and except as expressly described in the Valuation, Blackmont has not attempted to verify independently the accuracy or completeness of any such information, representations or warranties.

The Valuation was given as of March 19, 2008 (the "**Valuation Date**") on the basis of economic and financial market conditions prevailing on that date and the condition and prospects, financial and otherwise, of Pyxis as they were reflected in the information provided to Blackmont and as they were represented to Blackmont in its discussions with management of Pyxis and its advisors. Although Blackmont reserves the right to change or withdraw the Valuation if it learns that any of the information relied upon in preparing the Valuation was inaccurate, incomplete or misleading in any material respect, Blackmont disclaims any obligation to change or withdraw the Valuation, to advise any person of any change that may come to its attention, or update the Valuation after such date. In preparing the Valuation, Blackmont was not authorized to solicit, and did not solicit, interest from any other potential party with respect to the acquisition of Shares or any business combinations or other extraordinary transaction involving Pyxis. The Valuation is not to be construed as a recommendation to any Shareholder to accept or reject the Offers.

Blackmont believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation. The preparation of a valuation is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fair Market Value

For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. Blackmont has not made any downward adjustment to the value of the Non-voting Shares and the Common Shares to reflect the illiquidity of the Non-voting Shares and the Common Shares, the effect of the proposed transaction on the Non-voting Shares and the Common Shares or the fact that the Non-voting Shares and the Common Shares held by the Minority Shareholders do not form part of a controlling interest.

Approach to Value

The Valuation has been prepared by Blackmont based on its professional judgment. The Valuation is based upon techniques and assumptions that Blackmont considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Shares. The fair market value of Pyxis was analyzed as a financial investment company and is expressed as an adjusted book value.

Valuation Methodology and Analysis

Given the circumstances, Blackmont considers a going concern basis to be the appropriate approach for valuing the Shares. Liquidation or "break-up" valuation methodologies were considered but were not used due to the ongoing nature of Pyxis' operations and strategic plans. "Going concern" valuation methodologies include capitalization of earnings, adjusted book value, and discounted free cash flow. Capitalization of earnings and discounted free cash flow were considered but were not used since, in the opinion of Blackmont, they are not relevant valuation approaches for financial investment companies such as Pyxis. An adjusted book value approach was determined to be the more appropriate valuation methodology as it better reflects the financial nature of Pyxis' assets and the lack of predictability of future company performance.

Adjusted Book Valuation

The adjusted book valuation approach involves calculating a value range for Pyxis based initially upon the book value of Pyxis as at the Valuation Date. This value is then adjusted to reflect the actual market value of the assets and liabilities of Pyxis as at that date. In particular, the market value of the securities and investments held by Pyxis must be reflected in the Valuation. Other assets and liabilities are adjusted where appropriate. Established provisions against specific holdings in the investment portfolio were eliminated to reflect that the Valuation is based upon the circumstances on the specific Valuation Date.

Valuation Summary

Pyxis owns a portfolio of investments comprised of publicly traded common and preferred shares, receivables and unlisted warrants to purchase common shares of a public company (which have since expired). Blackmont has used different methods to value each of the investments owned by Pyxis.

Blackmont determined that for the purposes of calculating the value of publicly traded securities held by Pyxis, using only the closing prices on the Valuation Date might not provide an accurate assessment of the value of certain securities that are not actively traded. Accordingly, Blackmont elected to use a range of values that include the high and low trading price for each security over the month prior to the Valuation Date, the 20-day volume-weighted-average trading price, as well as the closing price for each security on the Valuation Date.

Receivables include a loan receivable which is interest-free and due on March 31, 2011 (the "**Loan**"). The Loan is non-recourse and secured by a pledge of common shares of a TSX listed company. The Loan was over-collateralized on the Valuation Date by a ratio of 1.58:1.00. Pyxis has valued the Loan using a discount rate of 5.15%. Blackmont also valued the Loan using a discount rate of 6.15%.

The warrants held by Pyxis are for common shares of a TSX listed company which expired on March 28, 2008 (the "**Warrants**"). The Warrants were acquired in connection with the Loan. Blackmont applied the Black-Scholes method of valuing warrants to value the Warrants. However, at the Valuation Date, the Warrants were out of the money and Pyxis indicated it was unlikely to exercise the Warrants, so Blackmont applied a range of value based on the intrinsic value of the Warrants and the Black-Scholes value of the Warrants resulting in a range of values. The Warrants have since expired without having been exercised by Pyxis.

Blackmont made an adjustment for the potential tax recovery resulting from the unrealized capital losses which result from the adjustments made to the investments (the "**Tax Asset**"), and also made adjustments for reversal of prior contingencies. The liabilities of Pyxis are the book value amounts as of January 31, 2008, which Blackmont has reviewed and not adjusted other than the prior contingencies.

Blackmont also considered whether any benefit would accrue to the Offeror as a result of acquiring the interests of the Minority Shareholders in Pyxis and taking Pyxis private and asked management if they were aware of any benefit that would accrue to the Offeror. Blackmont was unable to identify any benefit other than the savings resulting from not being a public company and was advised by management that they were not aware of any benefit which might accrue to the Offeror.

Set out below is a summary of values of the investments of Pyxis, as of the Valuation Date, using the adjusted book value analysis:

Net Asset Value of Pyxis

(in millions)

Assets	Low	High
Cash	$ 75.7	$ 75.7
Publicly Listed Investments		
Common Share Investments	1.6	1.8
Preferred Share Investments	17.2	19.6
Loan Receivable	41.7	42.9
Warrants	0.0	0.0
Tax Asset	4.1	3.6
Other Receivables	0.3	0.3
Total Assets	140.6	144.0
Total Liabilities	(60.7)	(60.7)
Net Asset Value	**$ 79.9**	**$ 83.3**

Based upon the foregoing and as set out in more detail in the Valuation, Blackmont determined that the net asset value attributable to all the equity of Pyxis, as at the Valuation Date, based on the adjusted book value approach, is in the range of $79.9 million to $83.3 million.

Valuation Summary and Conclusion

Based upon and subject to the factors set out in the Valuation, it is the opinion of Blackmont that the fair market value of Pyxis, as at the Valuation Date, is in the range of $79.9 million to $83.3 million.

Based upon and subject to the factors set out in the Valuation, Blackmont also is of the opinion that, as at the Valuation Date, the maximum fair market value of the Dividend Shares is the redemption value of $11.75 plus accrued and unpaid dividends and the minimum fair market value is $10.50 plus accrued and unpaid dividends, which was the offer price for the Dividend Shares made by Pyxis pursuant to its substantial issuer bid in May 2007; including accrued and unpaid dividends up to and including the Valuation Date, this implies a valuation range for the Dividend Shares of between $10.61 and $11.86 per Dividend Share.

In light of the Offer by the Offeror for the Dividend Shares of $11.25 per share and based upon and subject to the factors set out in the Valuation, Blackmont is of the opinion that the net asset value accruing to the Common Shares and Non-Voting Shares is $27.8 million to $31.2 million which is equal to $0.31 to $0.34 per Common Share and Non-Voting Share, this implies a valuation range for the Common Shares and the Non-Voting Shares of between $0.31 and $0.34 per share.

The Fairness Opinion

The following summary is qualified in its entirety by the full text of the fairness opinion (the "**Fairness Opinion**") which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, and which is included, together with the Valuation. A copy of both the Valuation and Fairness Opinion is available upon request without charge from the Offeror. **The Offeror urges Pyxis shareholders to read the Fairness Opinion in its entirety.**

The Fairness Opinion was provided to the Special Committee for its use in considering the Offers and is not to be construed as a recommendation to any Shareholder to accept or reject the Offers.

Scope of Review

In connection with rendering the Fairness Opinion, Blackmont reviewed and relied upon the Valuation and those items identified in the Valuation under the heading "Scope of Review". In addition, Blackmont reviewed and relied upon such other information, analyses, investigations and discussions as it considered necessary or appropriate in the circumstances.

General Assumption and Limitations

The conclusion expressed in the Fairness Opinion is subject to all of the conditions, limitations, qualifications, disclaimers and assumptions reflected in and underlying the Valuation. The analysis, investigations, research, testing of assumptions and conclusions reflected in and underlying the Valuation are integral to the provision of the Fairness Opinion.

The Fairness Opinion was given as of March 19, 2008 and, although Blackmont reserves the right to change or withdraw the Fairness Opinion if it learns that any of the information that it relied upon in preparing the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, Blackmont disclaims any obligation to change or withdraw the Fairness Opinion, to advise any person of any change that may come to its attention or to update the Fairness Opinion after such date.

Fairness Methodology

In considering the fairness, from a financial point of view, of the consideration to be offered to Pyxis shareholders pursuant to the Offers, Blackmont considered a comparison of the consideration to the fair market value range of the Shares as determined in the Valuation.

Conclusion

Based upon and subject to the factors set out in the Fairness Opinion, Blackmont expressed the opinion that, as of the date of the Fairness Opinion, the consideration to be offered to Minority Shareholders under each of the Offers was fair, from a financial point of view, to the Minority Shareholders.

12. Material Changes and Other Information

The Offeror is not aware of any information which indicates any material change in the affairs of Pyxis since the date of the last published financial statements of Pyxis, other than as has been publicly disclosed by Pyxis or as disclosed in this Circular. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offers.

Pyxis' Articles contain "coattail" provisions whereby upon the occurrence of an "exclusionary" offer for the Common Shares, the holders of Non-voting Shares have the option to convert their Non-voting Shares into Common Shares. The Offer for Common Shares does not constitute an "exclusionary offer" and, as such, the coattail provisions relating to the Non-voting Shares have not been triggered.

13. Source of Funds

In the event that all of the outstanding Shares are tendered to the Offers and are taken up and paid for by the Offeror, the total cash consideration payable to such tendering Shareholders would be approximately $64.8 million. The Offeror intends to pay for the Shares with cash on hand and with funds committed both directly and indirectly from the Offeror. The Offeror will pay for Shares validly deposited under the relevant Offer and not withdrawn by providing the Depositary with sufficient funds (by wire transfer or other means satisfactory to the Depository) for transmittal to depositing Shareholders. The Depositary will issue cheques to Shareholders with valid tenders.

14. Information Concerning the Shares

Price Range and Trading Volume of Shares

The Common Shares, Non-voting Shares and Dividend Shares are listed and posted for trading on the TSX under the symbols "PYX", "PYX.A" and "PYX.E", respectively. The following table sets forth, for the period indicated, the high and low closing prices and the volume of trading of the Common Shares, Non-voting Shares and Dividend Shares on the TSX, as compiled by the TSX:

Period	Common Shares (PYX)			Non-voting Shares (PYX.A)			Dividend Shares (PYX.E)		
	High ($)	Low ($)	Volume (#)	High ($)	Low ($)	Volume (#)	High ($)	Low ($)	Volume (#)
2008									
March 19	0.50	0.39	3,110	0.32	0.27	10,200	9.60	9.50	800
February	0.50	0.50	625	0.32	0.25	58,100	10.00	8.80	727
January	0.50	0.39	17,330	0.35	0.26	86,648	10.65	9.50	3,118
2007									
December	1.38	0.41	60,565	0.97	0.23	740,135	10.50	8.60	6,862
November	1.39	1.21	3,340	0.92	0.75	113,560	8.75	8.75	0
October	1.60	1.20	63,938	0.91	0.80	126,540	9.50	8.50	1,962
September	4.50	1.41	1,208,035	3.39	0.82	6,397,351	10.00	7.80	400
August	4.25	3.41	15,760	2.85	2.40	79,108	10.00	7.80	7,385
July	4.50	3.66	11,831	2.85	2.67	106,828	10.35	8.25	8,557
June	4.25	3.60	5,740	2.85	2.70	52,503	10.55	10.30	135,692
May	4.00	3.30	22,409	2.89	2.00	181,389	10.50	8.10	15,906
April	3.50	3.00	8,705	2.10	1.75	276,958	8.10	8.00	16,429
March	3.45	2.55	8,325	2.00	1.89	107,460	8.10	8.02	261

The Offeror announced its intention to make the Offers for all of the Shares on March 20, 2008. The closing price of the Common Shares and Non-voting Shares on the TSX on March 19, 2008, the last day on which the Common Shares and Non-voting Shares traded prior to the announcement by the Offeror of its intention to make the Equity Shares Offer was $0.39 and $0.32, respectively. The closing price of the Dividend Shares on the TSX on March 19, 2008, the last day on which the Dividend Shares traded prior to the announcement by the Offeror of its intention to make the Dividend Share Offer was $9.00.

Effect of the Offers on the Market for and Listing of Shares; Public Disclosure by Pyxis

The purchase of Shares by the Offeror pursuant to the Offers will reduce the number of Shares that might otherwise trade publicly as well as the number of holders of Shares and, depending on the number of Shareholders depositing and the number of Shares purchased under the Offers, would likely adversely affect the liquidity and market value of the remaining Shares held by the public.

The rules and regulations of the TSX establish certain criteria, which, if not met, could lead to the delisting of the Shares from such exchange. Among such criteria is the number of holders of each class of Shares, the number of each class of Shares publicly held and the aggregate market value of each class of Shares publicly held. If a sufficient number of each class of Shares are purchased under the Offers, the respective class of Shares may fail to meet the criteria for continued listing on the TSX and, in that event, the Shares may be delisted from the TSX after completion of the Offers or any related Compulsory Acquisition and/or Subsequent Acquisition Transaction.

After the purchase of the Shares under the Offers, Pyxis may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Pyxis to request the elimination of the public reporting requirements of any province where a small number of holders of Shares reside. If permitted by Applicable Laws, subsequent to the completion of the Offers or a related Compulsory Acquisition and/or Subsequent Acquisition Transaction, if there are fewer than 15 holders of each class of Shares in any province and fewer than 51 holders of each class of Shares in total in Canada, the Offeror may cause Pyxis to cease to be a reporting issuer under the securities laws of each such province. See Section 17 of this Circular, "Acquisition of Shares Not Deposited Under the Offers".

15. Dividends and Dividend Policy

According to publicly available information, the declaration of dividends is at the discretion of the Board of Directors of Pyxis, and, subject to the liquidity and solvency tests set forth in the OBCA, there are no restrictions on dividend payout. Pyxis's dividend policy has been to only pay dividends in accordance with the terms of the Dividend Shares. During 2007, however, Pyxis publicly stated its intention to monetize its assets in an orderly manner and distribute net assets to shareholders. Accordingly, the following dividends have been declared and paid by Pyxis during the last two years:

Payment Date	Amount of Dividend per Common Share ($)	Amount of Dividend per Non-voting Share ($)	Amount of Dividend per Dividend Share ($)
December 31, 2007	$0.60	$0.60	$0.2576
September 28, 2007	$2.50	$2.50	$ –
July 3, 2007	$ –	$ –	$0.2447
December 29, 2006	$ –	$ –	$0.2488
June 30, 2006	$ –	$ –	$0.1635

16. Previous Distributions of Shares

Based on publicly available information during the five years prior to the date hereof, Pyxis has not completed any distribution of

Shares (excluding Shares distributed pursuant to the exercise of share purchase rights and conversion rights).

17. Acquisition of Shares Not Deposited Under the Offers

The Offeror intends to acquire all of the outstanding Shares. If less than all of the Shares of each class not owned by the Offeror are tendered under each Offer and the Offeror takes up and pays for the Shares, the Offeror intends to seek to acquire the remaining Shares of each class pursuant to a related Compulsory Acquisition under the OBCA, if available, or, if necessary or desirable, to acquire such remaining Shares pursuant to a Subsequent Acquisition Transaction, or in any other manner pursuant to Applicable Laws as discussed below.

Compulsory Acquisition

If, at the Expiry Time or within 120 days after the date of the Offers, whichever period is shorter, the Offers are accepted, and the Offeror acquires such deposited Shares and owns not less than 90% of the outstanding shares of each class (on a fully-diluted basis), the Offeror will be entitled to acquire, pursuant to Part 15 of the OBCA, the remainder of each class of Shares held by Shareholders of each class of Shares who did not accept the Offers (each a "**Dissenting Offeree**") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Shares of each class that were acquired under the Offers, if available (a "**Compulsory Acquisition**").

To exercise this statutory right, the Offeror must give notice (the "**Offeror Notice**") to the Dissenting Offerees of each class of Shares of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offers. Within 20 days of the giving of the Offeror Notice, the Offeror must pay or transfer to the Dissenting Offerees of each class of Shares the consideration the Offeror would have had to pay or transfer to such Dissenting Offerees if they had elected to accept the Offers, to be held in trust for such Dissenting Offerees. Within 20 days after the receipt of the Offeror Notice, each Dissenting Offeree of each class must send the certificates representing the Shares held by such dissenting Offeree to the Offeror, and must elect either to transfer such shares to the Offeror on the terms on which the Offeror acquired Shares under the Offers or to demand payment of the fair value of such shares by so notifying the Offeror within 20 days after receipt of the Offeror Notice.

If a Dissenting Offeree fails to notify the Offeror within the applicable period, the Dissenting Offeree will be deemed to have elected to transfer such Shares to the Offeror on the same terms (including price) as the Offeror acquired the Shares under the Offers. If a Dissenting Offeree has elected to demand payment of the fair value of the Shares, the Offeror has the right to apply, at anytime prior to the 30th day following the date of the Offeror Notice, to the Ontario Superior Court of Justice to fix the fair value of the Shares of such Dissenting Offeree. Any judicial determination of the fair value of the Shares could be more or less than the value of the consideration payable pursuant to the Offers. If the Offeror fails to make such application, then the Dissenting Offeree may make the application and if there is no such application made by either party, the Dissenting Offeree will be deemed to have elected to transfer his or her Shares to the Offeror on the same terms (including price) as the Offeror acquired the Shares under the Offers.

The foregoing is only a summary of the right of Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by Part 15 of the OBCA. Holders of Shares should refer to Part 15 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 15 of the OBCA is complex and requires strict adherence to notice and timing provisions, falling which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Shares validly deposited under the Offers, and if the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror intends to pursue other means of acquiring the remaining Shares of each class not acquired pursuant to the Offers for each class of Shares for consideration per Share at least equal in value to the offered consideration for each class of Shares paid by the Offeror under the Offers (a "**Subsequent Acquisition Transaction**"). The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offers.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a holder of Shares of a class being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Shares of each class will be a "business combination" under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. Following completion of the Offers, the Offeror would be a "related party" of Pyxis for the purposes of MI 61-101. The Offeror intends to carry out any such Subsequent Acquisition Transaction in respect of each class of Shares in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefore) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Pyxis and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal takeover bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (and which disclosure has been provided herein). For these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination. The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the OBCA and Pyxis' constating documents may require the approval of 66 2/3% of the votes cast by holders of the outstanding Shares of each class at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by "minority" shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offers, the Offeror and its affiliates are the registered holders of 90% or more of each class of Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offers and any business combination, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, any "interested party" (within the meaning of MI 61-101), certain "related parties" of the Offeror or of any other "interested party" (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Shares acquired under each Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under each Offer (and for these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination); and (c) the Shareholder who tendered such Shares to the Offers was not (i) a "joint actor" (within the meaning of MI 61-101) with the Offeror in respect of the Offers, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offers, or (iii) entitled to receive, directly or indirectly, in connection with the Offers, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of such Shares. The Offeror currently intends that the consideration offered for each class of Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under each of the Offers and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause each class of Shares acquired under the Offers to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Shares. The fair value so determined could be more or less than the amount paid per Share pursuant to such transaction or pursuant to each of the Offers.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of each class of Shares, will necessarily be subject to a number of considerations, including the number of Shares acquired pursuant to each of the Offers. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offers, it is possible that, as a result of the number of Shares of each class acquired under the Offers, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Pyxis, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Shares of each class in accordance with Applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by Applicable Laws, purchasing additional Shares of each class in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Pyxis, or taking no action to acquire additional Shares of each class. Subject to Applicable Laws, any additional purchases of Shares could be at a price greater than, equal to, or less than the price to be paid for Shares of each class under each of the Offers and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Shares, or, subject to applicable laws, may either sell or otherwise dispose of any or all Shares acquired under the Offers, on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offers. See Section 8 of the Offers, "Market Purchases".

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such

Shareholder of accepting the Offer. See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Dividend Shares

It is the Offeror's current intention to take up and pay for any and all Dividend Shares tendered to the Dividend Share Offer. In that event, after taking up and paying for any Dividend Shares tendered to the Dividend Share Offer:

(i) if less than 66 2/3% of the Dividend Shares have been tendered, and provided that any required approvals from Governmental Entities have been obtained, the Offeror may cause Pyxis to redeem all of the Dividend Shares not tendered to the Dividend Share Offer pursuant to the terms of Pyxis's articles of amalgamation, provided that Pyxis has been supplied by the Offeror with funds sufficient to effect such redemption; or

(ii) if more than 66 2/3% of the Dividend Shares have been tendered, and provided that any required approvals from Governmental Entities have been obtained, the Offeror may cause Pyxis to redeem all of the Dividend Shares not tendered to the Dividend Share Offer pursuant to the terms of Pyxis' articles of amalgamation, provided that Pyxis has been supplied by the Offeror with funds sufficient to effect such redemption, or may pursue other means of acquiring, directly or indirectly, all of the Dividend Shares in accordance with Applicable Laws, including, by way of example, a Subsequent Acquisition Transaction as described under the heading "Subsequent Acquisition Transaction" above.

The Offeror's current intention is that the consideration to be paid to holders of Dividend Shares pursuant to any Subsequent Acquisition Transaction will be equal in amount to and in the same form as that payable under the Dividend Share Offer. As described in greater detail in Pyxis' articles of amalgamation, the Dividend Shares may be redeemed by Pyxis at any time at $11.75 plus any declared and unpaid dividends

Legal and Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See "Subsequent Acquisition Transaction" above.

Certain judicial decisions may also be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

18. Canadian Federal Income Tax Considerations

In the opinion of Lang Michener LLP, special counsel to the Offeror, the following is a general summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable to a Shareholder who sells Shares pursuant to the Offer.

The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**"). The summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposal Amendments**") and assumes that the Proposed Amendments will be enacted or promulgated in the form proposed, although no assurance can be given that such proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from the Canadian federal income tax legislation or considerations described below. This summary does not apply to "financial institutions" within the meaning of section 142.2 of the Tax Act or to "specified financial institutions" as defined in the Tax Act and such holders are advised to consult with their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Shares. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority. The discussion below is qualified accordingly.

(a) Shareholders Resident in Canada

This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident solely in Canada, hold their Shares as capital property, deal at arm's length with Pyxis and the Offeror and are not affiliated with Pyxis or the Offeror. Shareholders who meet all such requirements are referred to as "**Resident Shareholder**" in this part of the summary and this part of the summary only addresses such Resident Shareholders.

Disposition of Shares Pursuant to the Offers

A Resident Shareholder whose Shares are taken up and paid for under the Offers will realize a capital gain (or a capital loss) in respect of the Shares so disposed of to the extent that the proceeds of disposition received by the Resident Shareholder for such Shares exceed (or are exceeded by) the adjusted cost base to the Resident Shareholder of such Shares and any reasonable costs of disposition. The general treatment of such a capital gain or loss under the Tax Act is as described below under "*Capital Gains and Capital Losses*".

Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income, and will be required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

A capital loss otherwise arising on the disposition of Shares by a Resident Shareholder this is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such Shares (or on certain other shares where the Shares have been acquired in exchange for such shares). Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Compulsory Acquisition of Shares

As described under Section 17 of this Circular, "Acquisition of Shares Not Deposited Under the Offers - Compulsory Acquisition", Shares may be acquired, in certain circumstances, pursuant to the compulsory acquisition provisions of the OBCA. The consequences to Resident Shareholders under the Tax Act of a disposition of Shares to the Offeror in such circumstances generally will be as described above, but Resident Shareholders whose Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

If the compulsory acquisition provisions of the OBCA referenced above are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed, as described in Section 17 of this Circular, "Acquisition of Shares Not Deposited Under the Offers — Subsequent Acquisition Transaction". The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder may be materially different than would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out, the consideration paid and other relevant factors, and accordingly such tax treatment is not described in this summary. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Dividend Shares

As described in Section 17 of this Circular, "Acquisition of Shares not Deposited Under the Offers – Dividend Shares", in certain circumstances the Offeror may cause Pyxis to redeem Dividend Shares not tendered to the Dividend Share Offer. The tax consequences of such redemption to a Non-Resident Shareholder are not addressed in this summary, and holders of Dividend Shares should consult with their own tax advisors in this regard

Potential Delisting

If the Shares cease to be listed on the TSX (for example, where de-listed as described under "***Plans for Pyxis***"), the Shares may in certain circumstances no longer be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan (collectively, "**Deferred Income Plans**") with generally adverse tax results under the Tax Act. Shareholders that are trusts governed by a Deferred Income Plan should consult with their tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of holding Shares if such shares are not qualified investments and of disposing of their Shares pursuant to a Compulsory Acquisition a Subsequent Acquisition Transaction or otherwise.

(b) Shareholders Not Resident in Canada

This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm's length with the Offeror and Pyxis, hold their Shares as capital property and do not use or hold, and are not deemed to use or hold, their Shares in, or in the course of, carrying on a business in Canada. Shareholders who meet all such requirements are referred to in this part of the summary as "**Non-Resident Shareholders**" and this part of the summary only addresses such Non-Resident Shareholders. Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.

Disposition of Shares Pursuant to the Offers

A Non-Resident Shareholder will be subject to tax under the Tax Act on any capital gain realized on the disposition of the Shares pursuant to the Offers only if the shares constitute "taxable Canadian property" of the Non-Resident Shareholder and any such capital gain is not exempt from tax by virtue of an applicable income tax treaty or convention (if any) between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, Shares will not constitute "taxable Canadian property" to a Non-Resident Shareholder at a particular time (provided such Shares remain listed on the TSX at that time) unless, (i) at any time during the sixty-month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of Pyxis were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length or any combination thereof or (ii) the Non-Resident's Shares are deemed to be "taxable Canadian property" in certain circumstances as set out in the Tax Act.

In the event that the Shares do constitute "taxable Canadian property" to a particular Non-Resident Shareholder and a capital gain realized on the disposition of such Shares pursuant to the Offers is not exempt from tax under the Tax Act by virtue of the terms of an income tax treaty or a convention between Canada and the country in which the Non-Resident Shareholder is resident (if any), such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Shareholders Resident in Canada — Disposition of Shares pursuant to the Offers" and the tax consequences described above under "Shareholders Resident in Canada — Capital Gains and Capital Losses" will generally apply. Non-Resident Shareholders whose Shares are "taxable Canadian property" should consult their own tax advisors for advice having regard to their particular circumstances.

Compulsory Acquisition of Shares

As discussed in Section 17 of this Circular, "Acquisition of Shares Not Deposited Under the Offers - Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Shares not deposited under an Offer pursuant to the compulsory acquisition provisions of the OBCA. Provided the Shares remain listed on the TSX at the relevant time, the tax consequences to a Non-Resident Shareholder of a disposition of Shares in such circumstances generally will be as described above under "Shareholders Not Resident in Canada - Disposition of Shares Pursuant to the Offers". Non-Resident Shareholders whose Shares are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.

Subsequent Acquisition Transaction

If the compulsory acquisition provisions of the OBCA referenced above are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed as described above under Section 17 of this Circular, "Acquisition of Shares Not Deposited Under the Offers — Subsequent Acquisition Transaction". The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder may be materially different than would apply if Shares are sold to the Offeror under an Offer and will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out, the consideration paid and other relevant factors (including whether the Shares are then listed on the TSX), and accordingly such tax treatment is not described in this summary. To the extent that a Subsequent Acquisition Transaction is proposed, Non-Resident Shareholders should consult their own tax advisors to determine the tax consequences to them of the transaction.

Dividend Shares

As described in Section 17 of this Circular, "Acquisition of Shares not Deposited Under the Offers – Dividend Shares", in certain circumstances the Offeror may cause Pyxis to redeem Dividend Shares not tendered to the Dividend Share Offer. The tax consequences of such redemption to a Resident Shareholder are not addressed in this summary, and holders of Dividend Shares should consult with their own tax advisors in this regard

Potential Delisting

If the Shares are not listed on the TSX or other designated stock exchange at the time they are disposed of by a Non-Resident Shareholder, special rules and procedures under the Tax Act will apply. These special rules and procedures are not discussed in this summary, and affected Non-Resident Shareholders should consult with their own tax advisors in the regard.

19. Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders of Pyxis with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

20. Depositary

Computershare Investor Services Inc. is acting as Depositary under the Offers. The Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the offices specified in the Letters of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notices of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing payment for Shares purchased by the Offeror under the Offers. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.

Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Shares directly to the Depositary.

21. Expenses of the Offers

Each party will be responsible for paying its fees and expenses in connection with the transactions described in the Offers and Circular including without limitation all legal, financial advisory (other than the fees of Blackmont in connection with its preparation and delivery of the Blackmont Valuation and Fairness Opinion which will be paid by the Offeror), filing and printing costs incurred in connection with the Offers which are currently estimated to be approximately $175,000.

22. Requirements of an Insider Bid

The Offers are "insider bids" within the meaning of certain Canadian provincial securities legislation and MI 61-101 by virtue of the Offeror, together with its affiliates, owning securities of Pyxis carrying more than 10% of the voting rights attached to all outstanding voting securities of Pyxis. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator, filed with the applicable securities regulators and summarized in the insider-offeror's take-over bid circular. See the Directors' Circular, "Blackmont Valuation and Fairness Opinion" accompanying the Offers and this Circular. Applicable securities legislation and regulation policies also require that every "prior valuation" (as defined in MI 61-101) of Pyxis, its material assets or its securities made in the 24 months preceding the date of the Offers, that is known to the Offeror or its directors and senior officers, be disclosed in this Circular. No such prior valuations made in the 24 months preceding the date of the Offers are known, after reasonable enquiry, to the Offeror or its directors and officers. However, formal valuations of Pyxis' predecessor companies, Graystone Corporation and Stonington Capital Corporation were provided as at January 13, 2006 by Dundee Securities Corporation and Northern Securities Inc. respectively and included in the joint management information circular of Graystone Corporation and Stonington Capital Corporation dated January 13, 2006. The formal valuations were prepared in conjunction with the amalgamation of Graystone Corporation and Stonington Capital Corporation to form Pyxis which was effective as of February 22, 2006.

23. Legal Matters

Legal matters on behalf of the Offeror will be passed upon by, and the opinion contained under "Canadian Federal Income Tax Considerations" has been provided by, Lang Michener LLP, counsel to the Offeror.

GLOSSARY OF TERMS

In the Offers and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

"affected securities" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers";

"affiliate" has the meaning ascribed to that term "affiliated entity" in MI 61-101 as in effect as of the date hereof;

"allowable capital loss" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations – Capital Gains and Capital Losses";

"Applicable Laws" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

"associate" has the meaning ascribed to that term in the OBCA;

"Blackmont" means Blackmont Capital Inc., a subsidiary of CI Financial Income Fund;

"Blackmont Valuation and Fairness Opinion" or **"Valuation and Fairness Opinion"** means the valuation of Shares dated March 19, 2008, prepared by Blackmont and addressed to the Special Committee and the opinion of Blackmont dated as of March 19, 2008, addressed to the Special Committee with respect to the fairness, from a financial point of view, of the consideration offered to Shareholders under the Offers (a complete copy of which is attached as Schedule "A" to the Directors' Circular);

"Board of Directors" means the board of directors of Pyxis;

"Business Day" means any day (other than a Saturday and a Sunday) on which banking institutions in each of Toronto and Montreal are open for business;

"CDS" means CDS Clearing and Depository Services Inc., or its nominee (which is at the date hereof CDS & Co.);

"CDS Participant" means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

"Circular" means the take-over bid circular accompanying and forming part of the Offers, and includes any attachments thereto;

"Common Shares" means the common shares in the capital of Pyxis;

"Common Shares Offer" means the offer to purchase all of the outstanding Common Shares made hereby by the Offeror to holders of Common Shares, the terms conditions of which are set forth in the accompanying Offers, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on grey paper);

"Compelled Acquisition" has the meaning ascribed thereto in Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers - Compelled Acquisition";

"Compulsory Acquisition" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers - Compulsory Acquisition";

"CRA" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"Deferred Income Plans" has the meaning ascribed thereto in Section 18 of the Circular, "Canadian Federal Income Tax Considerations – Potential Delisting";

"Depositary" means Computershare Investor Services Inc.;

"Deposited Securities" has the meaning ascribed thereto in Section 3 of the Offers "Manner of Acceptance - Dividends and Distributions";

"Directors' Circular" means the accompanying directors' circular dated April 29, 2008, as prepared by and on behalf of the Board of Directors;

"Dissenting Offeree" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers – Compulsory Acquisition";

"Distributions" has the meaning ascribed thereto in Section 3 of the Offers, "Manner of Acceptance — Dividends and Distributions";

"Dividend Shares" means the dividend shares in the capital of Pyxis;

"Dividend Share Offer" means the offer to purchase all of the outstanding Dividend Shares made hereby by the Offeror to holders of Dividend Shares, the terms and conditions of which are set forth in the accompanying Offers, Circular, Letter of Transmittal (printed on green paper) and Notice of Guaranteed Delivery (printed on pink paper);

"Dividend Share Offer Price" means $11.25 in cash per Dividend Share;

"Effective Date" has the meaning ascribed thereto in Section 6 of the Circular, "Purpose of the Offers and the Offeror's Plans for Pyxis";

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"entities" means, collectively, with respect to either Pyxis or the Offeror, the subsidiaries, associates, affiliates or other persons in which Pyxis or the Offeror, as the case may be, has a direct or indirect material interest;

"Equity Shares" means the Common Shares and Non-voting Shares in the capital of Pyxis;

"Equity Shares Offer" means the offer to purchase all of the outstanding Common Shares and Non-voting Shares not already held by the Offeror and its affiliates made hereby by the Offeror to holders of Common Shares and Non-voting Shares, the terms of which are set forth in the accompanying Offers and Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on grey paper);

"Equity Shares Offer Price" means $0.34 in cash per Equity Share;

"Expiry Date" means June 4, 2008 or such later date or dates to which either or both of the Offers may be extended from time to time by the Offeror in accordance with Section 5 of the Offers, "Extension, Variation or Change of the Offers";

"Expiry Time" means, in respect of each Offer, 5:00 p.m. (Toronto Time) on the Expiry Date;

"fully-diluted basis" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming the exercise of all conversion, exchange or acquisition rights in respect of the Shares, if any;

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign having jurisdiction over the affairs of Pyxis, (ii) any subdivision or authority of any of the foregoing having jurisdiction over the affairs of Pyxis, or (iii) any quasi-governmental or private body, including any stock exchange, in each case exercising any regulatory, expropriation or taxing authority, under or for the account of any of the above;

"Intermediary" means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in *National Instrument 54-101* of the Canadian Securities Administrators, as amended) that holds securities on behalf of a person who is not the registered holder thereof;

"Letter of Transmittal" means, in the case of the Equity Shares Offer, the letter of acceptance and transmittal printed on blue paper and in the form accompanying the Offers and Circular to be delivered by holders of Equity Shares to the Depositary to effect the tender of Equity Shares pursuant to the Equity Shares Offer and, in the case of the Dividend Share Offer, the letter of acceptance and transmittal printed on green paper and in the form accompanying the Offers and Circular to be delivered by holders of Dividend Shares to the Depositary to effect the tender of Dividend Shares pursuant to the Dividend Share Offer;

"Letters of Transmittal" means the Letter of Transmittal for the Equity Shares Offer and the Letter of Transmittal for the Dividend Share Offer;

"MI 61-101" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*, as amended or replaced from time to time;

"Material Adverse Effect" means, when used in connection with a Person, any change or effect that is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, (whether absolute, accrued, conditional or otherwise), obligations, business, operations, or results of operations of that Person, its subsidiaries taken as a whole, other than any effect or change:

(i) relating to the Canadian and United States economies and political conditions generally;
(ii) relating to the industry in which Pyxis or its subsidiaries currently operate;
(iii) relating to general economic, financial, currency exchange, securities market conditions in North America, including changes in currency exchange or interest rates;
(iv) relating to any generally applicable changes in Applicable Laws,

provided that for purposes of clauses (ii), (iii) and (iv) such effect does not primarily relate to (or have the effect of primarily relating only to) that Person or its subsidiaries, or disproportionately adversely affect that Person or its subsidiaries compared to other companies of similar size operating in the industry in which that Person or its subsidiaries operate;

"Non-Resident Shareholder" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada";

"Non-voting Shares" means the non-voting shares in the capital of Pyxis;

"Non-voting Shares Offer" means the offer to purchase all of the outstanding Non-voting Shares made hereby by the Offeror to holders of Non-voting Shares, the terms conditions of which are set forth in the accompanying Offers, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on grey paper);

"Notice of Guaranteed Delivery" means, in respect of the Common and Non-voting Shares Offer, the notice of guaranteed delivery printed on grey paper and, in respect of the Dividend Share Offer, the notice of guaranteed delivery printed on pink paper, each in the form accompanying the Offers and Circular;

"Notices of Guaranteed Delivery" means the Notice of Guaranteed Delivery for the Common and Non-voting Shares Offer and the Notice of Guaranteed Delivery for the Dividend Share Offer;

"OBCA" means the *Business Corporations Act* (Ontario), as amended from time to time;

"Offer" means either the Equity Shares Offer or the Dividend Share Offer, as the case may be;

"Offers" means the Equity Shares Offer and the Dividend Share Offer. For greater certainty, each of the Equity Shares Offers and the Dividend Share Offer is a separate offer to purchase Common Shares, Non-voting Shares or Dividend Shares, respectively, and each Offer may be extended, varied, changed or terminated, and the conditions of each Offer may be waived without similarly extending, varying, changing or terminating the other Offer or waiving the conditions of the other Offer;

"Offeror" means 1693062 Ontario Inc., a company amalgamated under the laws of Ontario, with J. Ian Flatt (Chairman and director of Pyxis) as its sole director and Andrew Kim (President and CEO and director of Pyxis) as its President;

"Offeror Related Directors" means James Ian Flatt and Andrew Kim;

"Offeror Notice" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers – Compulsory Acquisition";

"OSC" means the Ontario Securities Commission;

"Other Securities" has the meaning ascribed to that term in Section 3 of the Offers, "Manner of Acceptance - Power of Attorney";

"Person" means a natural person (including in such person's capacity as trustee, executor, administrator or other legal representative), sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, body corporate, company, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning;

"Proposal Amendments" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"Purchased Shares" has the meaning ascribed to that term in Section 3 of the Offers, "Manner of Acceptance - Power of Attorney";

"Pyxis" means Pyxis Capital Inc. a company amalgamated under the OBCA;

"Regulations" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers";

"Resident Shareholder" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations – Shareholders Resident in Canada";

"Shares" means the Dividend Shares together with the Equity Shares;

"Shareholders" means registered holders of Common Shares, Non-voting Shares and Dividends other than the Offeror;

"Special Committee" has the meaning ascribed thereto on the cover page hereof;

"Subsequent Acquisition Transaction" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Shares Not Deposited Under the Offers – Subsequent Acquisition Transaction";

"subsidiary" has the meaning ascribed to that term in the OBCA;

"Tax Act" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"taxable capital gain" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations – Capital Gains and Capital Loses";

"Treaty" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"TSX" means the Toronto Stock Exchange;

"U.S." or **"United States"** means the United States of America its territories and possessions, any state of the United States and the District of Columbia; and

"Valuation Date" has the meaning ascribed to that term in Section 11 of the Circular, "Blackmont Valuation and Fairness Opinion"

CONSENT OF LANG MICHENER LLP

To: The Sole Director of 1693062 Ontario Inc.

We hereby consent to the reference to our opinion contained under Section 18 "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offers dated April 29, 2008 by 1693062 Ontario to the holders of Common Shares, Non-voting Shares and Dividend Shares of Pyxis

Toronto, Ontario
April 29, 2008

(Signed) **LANG MICHENER LLP**

CONSENT OF BLACKMONT CAPITAL

To: The Sole Director of 1693062 Ontario Inc.

We refer to the formal valuation and fairness opinion dated March 19, 2008, which we prepared for the Special Committee of the Board of Directors of Pyxis in connection with the Offers made by the Offeror to the holders of Common Shares and Non-voting Shares, other than the Offeror and its affiliates, and Dividend Shares of Pyxis. We consent to the filing of the formal valuation and fairness opinion with the applicable Canadian securities regulatory authorities and the inclusion of the formal valuation and fairness opinion and a summary of the formal valuation and fairness opinion in this Circular. In providing such consent, we do not intend that any person other than the Special Committee and the Board of Directors of Pyxis rely upon such formal valuation and fairness opinion.

Toronto, Ontario
April 29, 2008

(Signed) **BLACKMONT CAPITAL INC.**

APPROVAL AND CERTIFICATE OF THE OFFEROR

DATED: April 29, 2008

To:

The contents of the Offers and the Circular have been approved, and the sending, communication or delivery thereof to the holders of Common Shares and Non-voting Shares and Dividend Shares of Pyxis has been authorized by the sole director of 1693062 Ontario Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the shares, which are the subject of the Offers.

(Signed) ANDREW KIM
President

On behalf of the Sole Director

(Signed) JAMES IAN FLATT
Director

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE OFFEROR:

1693062 Ontario Inc.

84½ Adelaide Street East
Suite 109
Toronto, Ontario
M5C 1K9

Telephone Number: 416-867-9390

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

By Mail

P. 0. Box 7021
31 Adelaide Street East
Toronto, ON
M5C 3H2
Attn: Corporate Actions

Toll Free: 1-800-564-6253
Overseas: 514-982-7555
E-mail: corporateactions@computershare.com
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

Toronto:
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions

The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before completing this Letter of Acceptance and Transmittal. The Depositary (see last page for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL
to accompany certificates for
Common Shares or Non-voting Shares of

PYXIS CAPITAL INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON **JUNE 4, 2008** UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for Common Shares or Non-voting Shares (collectively the "Equity Shares") of **PYXIS CAPITAL INC.** ("Pyxis") deposited pursuant to the offer (the "Offer") dated April 29, 2008 made by **1693062 ONTARIO INC.** (the "Offeror") to holders of outstanding Shares of Pyxis.

Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offers and Circular dated April 29, 2008 have the meanings set out in the Offers and Circular.

TO: **1693062 ONTARIO INC.**
AND TO: **COMPUTERSHARE INVESTOR SERVICES INC at its offices set out herein.**

The undersigned delivers to you the enclosed certificates(s) for Equity Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Equity Shares upon the terms and conditions contained in the Offer. In case of any inconsistencies between the terms of this Letter of Acceptance and Transmittal and the Offers and Circular, the terms of the Offers and Circular will prevail. The following are the details of the enclosed certificate(s):

Class of Shares Deposited	Certificate Number(s)	Name in which Registered	Number of Equity Shares Deposited*

* Unless otherwise indicated, the total number of Common Shares or Non-voting Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6.

The undersigned acknowledges receipt of the Offers and Circular and related documents and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Equity Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN

CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after April 29, 2008, as well as the right of the undersigned to receive any and all distributions. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then (i) in the case of any such cash distribution that does not exceed the cash purchase price per Equity Share, the consideration payable per Equity Share pursuant to the Offer will be reduced by the amount of any such dividend or distribution received in respect of that Equity Share and (ii) in the case of any such cash distribution in any amount that exceeds the cash purchase price per Equity Share in respect of which the distribution is made, or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of the Offeror, together with the appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints Andrew Kim, who is an officer of the Offeror, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any distributions on such Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares and distributions consisting of securities on the registers of PYXIS CAPITAL INC.; (b) for as long as any such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any such instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer. Upon such appointment, all prior proxies given by the holder of such Deposited Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, distributions on such Deposited Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Equity Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

All Shareholders depositing Equity Shares pursuant to an Offer must have full power and authority to deposit, sell, assign and transfer the Equity Shares to the Offeror. Shareholders depositing Equity Shares pursuant to an Offer must have good title to their Equity Shares free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons. The acceptance of an Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the applicable Offer, including the depositing Shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Equity Shares and Distributions being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Equity Shares and Distributions (or interests therein) to any other person; (ii) such Shareholder depositing the Equity Shares, or on whose behalf such Equity Shares (and any Distributions) are being deposited, has good title to and is the beneficial owner of the Equity Shares (and any Distributions) being deposited within the meaning of Applicable Laws; (iii) the deposit of such Equity Shares (and any Distributions) complies with applicable securities laws; and (iv) when such deposited Equity Shares are taken up and paid for by the Offeror, the Offeror will acquire good title to the Equity Shares (and any Distributions) free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l'offre et son acceptation par cette d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

SHAREHOLDER SIGNATURE

If you are a U.S. Shareholder, you must also complete Form W-9 or other applicable form (See Instruction 11, "Important U.S. Federal Income Tax Information for U.S. Shareholders")

Signature guarantee by (if required under Instruction 4):

Dated: ______________________

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Shareholder or Authorized Representative
See Instructions 3 and 4

____
Name of Shareholder (please print or type)

____
Daytime telephone Number of Shareholder

____
Fax Number of Shareholder

____
E-mail Address of Shareholder

____
Name of Authorized Representative,
If applicable (please print or type)

____
Daytime Telephone Number of Authorized Representative

____
Fax Number of Shareholder

____
E-mail Address of Shareholder

BLOCK A	BLOCK B
ISSUE CHEQUE IN THE NAME OF: (please print)	SEND CHEQUE (Unless Block "C" is checked) TO:
(Name)	(Name)
(Street Address and Number)	
(City and Province or State)	(Street Address and Number)
(Country and Postal (Zip) Code)	
(Telephone - Business Hours)	(City and Province or State)
(Social Insurance or Tax Identification Number)	(Country and Postal (Zip) Code)

BLOCK C

☐ HOLD CHEQUE FOR PICK-UP

BLOCK D

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder ______________________ Date of Guaranteed Delivery ______________________

Name of Institution which Guaranteed Delivery ____

INSTRUCTIONS

1. Use of this Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal (or an originally signified facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before 5:00 p.m. (Toronto time) on June 4, 2008, (the "Expiry Time"), unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Equity Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Equity Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Equity Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Equity Shares pursuant to the Offer and (i) the certificates representing such Equity Shares are not immediately available or (ii) the Shareholder cannot deliver the certificates representing such Equity Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Time, such Equity Shares may nevertheless be deposited provided that all of the following conditions are met.

(a) such a deposit is made by or through an Eligible Institution (as defined below):

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Acceptance and Transmittal or an originally signed facsimile copy thereof is received by the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery; and

(c) the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Acceptance and Transmittal, or an originally signed facsimile copy thereof, must be received at the Toronto office of the Depositary on or before 5:00 p.m. (Toronto time) on or before the third trading day on The Toronto Stock Exchange after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.**

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the holder of Deposited Shares accepting an Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

(b) If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Pyxis, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Any of the Offeror or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6. Partial Tenders

If less than the total number of Equity Shares evidenced by any certificate submitted is to be deposited, fill in the number of Equity Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Equity Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Equity Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Equity Shares, certificates representing Equity Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Acceptance and Transmittal, entitled "Registration and Payment Instructions", then Block B on this Letter of Acceptance and Transmittal, entitled "Delivery Instructions", should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of the Company. Any cheque(s) mailed in accordance with the Offers and this Letter of Acceptance and Transmittal will be deemed to be delivered at the time of mailing.

8. U.S. Holders

All U.S. holders of Equity Shares are urged to contact their own financial, tax or other advisors in respect of the tax and other implications of accepting an Offer hereby.

9. Miscellaneous

(a) If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its respective offices at the addresses listed below.

10. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

11. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

The Depositary is: **COMPUTERSHARE INVESTOR SERVICES INC.**

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
E-Mail: **corporateactions@computershare.com**

The Offeror is: **1693062 Ontario Inc.**

Suite 109
84½ Adelaide Street East
Toronto, ON
M5C 1K9

Tel: (416) 867-9390
Fax: (416) 946-1473

Any questions and requests for assistance may be directed by holders of Common Shares or Non-voting Shares to the Offeror or the Depositary at their respective telephone numbers and locations set out above.

The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before completing this Letter of Acceptance and Transmittal. The Depositary (see last page for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL
to accompany certificates for
Dividend Shares of

PYXIS CAPITAL INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON **JUNE 4, 2008** UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for Dividend Shares (the "Dividend Shares") of **PYXIS CAPITAL INC.** ("Pyxis") deposited pursuant to the offer (the "Offer") dated April 29, 2008 made by **1693062 ONTARIO INC.** (the "Offeror") to holders of outstanding Shares of Pyxis.

Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offers and Circular dated April 29, 2008 have the meanings set out in the Offers and Circular.

TO: **1693062 ONTARIO INC.**
AND TO: **COMPUTERSHARE INVESTOR SERVICES INC at its offices set out herein.**

The undersigned delivers to you the enclosed certificates(s) for Dividend Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Dividend Shares upon the terms and conditions contained in the Offer. In case of any inconsistencies between the terms of this Letter of Acceptance and Transmittal and the Offers and Circular, the terms of the Offers and Circular will prevail. The following are the details of the enclosed certificate(s):

Class of Shares Deposited	Certificate Number(s)	Name in which Registered	Number of Dividend Shares Deposited*

* Unless otherwise indicated, the total number of Dividend Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6.

The undersigned acknowledges receipt of the Offers and Circular and related documents and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Dividend Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after April 29, 2008, as well as the right of the undersigned to receive any and all distributions. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then (i) in the case of any such cash distribution that does not exceed the cash purchase price per Dividend Share, the consideration payable per Dividend Share pursuant to the Offer will be reduced by the amount of any such dividend or distribution received in respect of that Dividend Share and (ii) in the case of any such cash distribution in any amount that exceeds the cash purchase price per Dividend Share in respect of which the distribution is made, or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of the Offeror, together with the appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints Andrew Kim, who is an officer of the Offeror, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any distributions on such Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares and distributions consisting of securities on the registers of PYXIS CAPITAL INC.; (b) for as long as any such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any such instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer. Upon such appointment, all prior proxies given by the holder of such Deposited Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or distributions on such Deposited Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Dividend Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

All Shareholders depositing Dividend Shares pursuant to the Offer must have full power and authority to deposit, sell, assign and transfer the Dividend Shares to the Offeror. Shareholders depositing Dividend Shares pursuant to the Offer must have good title to their Dividend Shares free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons. The acceptance of the Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Dividend Shares and Distributions being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Dividend Shares and Distributions (or interests therein) to any other person; (ii) such Shareholder depositing the Dividend Shares, or on whose behalf such Dividend Shares (and any Distributions) are being deposited, has good title to and is the beneficial owner of the Dividend Shares (and any Distributions) being deposited within the meaning of Applicable Laws; (iii) the deposit of such Dividend Shares (and any Distributions) complies with applicable securities laws; and (iv) when such deposited Dividend Shares are taken up and paid for by the Offeror, the Offeror will acquire good title to the Dividend Shares (and any Distributions) free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l'offre et son acceptation par cette d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

SHAREHOLDER SIGNATURE

If you are a U.S. Shareholder, you must also complete
Form W-9 or other applicable form
(See Instruction 11, "Important U.S. Federal Income Tax Information for U.S. Shareholders")

Signature guarantee by (if required under Instruction 4):

Dated: ______________________________

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Shareholder or Authorized Representative
See Instructions 3 and 4

____
Name of Shareholder (please print or type)

____
Daytime telephone Number of Shareholder

____
Fax Number of Shareholder

____
E-mail Address of Shareholder

____
Name of Authorized Representative,
If applicable (please print or type)

____
Daytime Telephone Number of Authorized Representative

____
Fax Number of Shareholder

____
E-mail Address of Shareholder

BLOCK A

ISSUE CHEQUE IN THE NAME OF:
(please print)

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone - Business Hours)

____
(Social Insurance or Tax Identification Number)

BLOCK B

SEND CHEQUE (Unless Block "C" is checked) TO:

____
(Name)

____

____

____
(Street Address and Number)

____

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BLOCK C

❑ HOLD CHEQUE FOR PICK-UP

BLOCK D

❑ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder ______________________________ Date of Guaranteed Delivery ______________________________

Name of Institution which Guaranteed Delivery ______________________________

INSTRUCTIONS

1. Use of this Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal (or an originally signified facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before 5:00 p.m. (Toronto time) on June 4, 2008, (the "Expiry Time"), unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Dividend Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Dividend Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Dividend Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Dividend Shares pursuant to the Offer and (i) the certificates representing such Dividend Shares are not immediately available or (ii) the Shareholder cannot deliver the certificates representing such Dividend Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Time, such Shares may nevertheless be deposited provided that all of the following conditions are met.

(a) such a deposit is made by or through an Eligible Institution (as defined below):

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Acceptance and Transmittal or an originally signed facsimile copy thereof is received by the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery; and

(c) the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Acceptance and Transmittal, or an originally signed facsimile copy thereof, must be received at the Toronto office of the Depositary on or before 5:00 p.m. (Toronto time) on or before the third trading day on The Toronto Stock Exchange after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.**

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the holder of Deposited Shares accepting an Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

(b) If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Pyxis, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Any of the Offeror or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6. Partial Tenders

If less than the total number of Dividend Shares evidenced by any certificate submitted is to be deposited, fill in the number of Dividend Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Dividend Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Dividend Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Dividend Shares, certificates representing Dividend Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Acceptance and Transmittal, entitled "Registration and Payment Instructions", then Block B on this Letter of Acceptance and Transmittal, entitled "Delivery Instructions", should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of the Company. Any cheque(s) mailed in accordance with the Offers and this Letter of Acceptance and Transmittal will be deemed to be delivered at the time of mailing.

8. U.S. Holders

All U.S. holders of Dividend Shares are urged to contact their own financial, tax or other advisors in respect of the tax and other implications of accepting an Offer hereby.

9. Miscellaneous

(a) If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its respective offices at the addresses listed below.

10. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

11. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

The Depositary is: **COMPUTERSHARE INVESTOR SERVICES INC.**

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com

The Offeror is: **1693062 Ontario Inc.**

Suite 109
84½ Adelaide Street East
Toronto, ON
M5C 1K9

Tel: (416) 867-9390
Fax: (416) 946-1473

Any questions and requests for assistance may be directed by holders of Dividend Shares to the Offeror or the Depositary at their respective telephone numbers and locations set out above.

The Instructions accompanying this Notice of Guaranteed Delivery should be read carefully before completing this Notice of Guaranteed Delivery. The Depositary (see last page for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares of Non-voting Shares of

PYXIS CAPITAL INC.

This Notice of Guaranteed Delivery must be used to accept the offer dated April 29, 2008 (the "Offer") made by **1693062 Ontario Inc.** (the "Offeror") for Common Shares or Non-voting Shares (collectively, the "Equity Shares") of **Pyxis Capital Inc.** ("Pyxis") if certificates for the Equity Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (5:00 p.m. Toronto time June 4, 2008 unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto Office of the Depositary only.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offers and Circular shall have the respective meanings set out in the Offers and Circular.

To: **1693062 Ontario Inc.**

And To: the Depositary, **Computershare Investor Services Inc.**

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, Ontario
M5C 3H2

By Hand or Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

By Facsimile Transmission

Fax: (905) 771-4082

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

As set forth in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to deposit Equity Shares pursuant to the Offers and the certificate(s) representing such Equity Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Equity Shares may nevertheless be deposited under an Offer by following the procedures contemplated by this Notice of Guaranteed Delivery, provided all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified above, is received by the Depositary at its Toronto office as set out below, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Equity Shares, in proper form for transfer, together with a Letter of Acceptance and Transmittal or a manually executed facsimile thereof properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto at the address specified below at or prior to 5:00 p.m. (Toronto Time) on the third trading day on the Toronto Stock Exchange (the "TSX") after the date on which the Expiry Time occurs.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of The New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

The undersigned understands and acknowledges that payment for Equity Shares tendered pursuant to the Letter of Acceptance and Transmittal will be made only after timely receipt by the Depositary of (i) certificate(s) representing such Equity Shares, and (ii) a Letter of Acceptance and Transmittal or a manually executed facsimile thereof properly completed and duly executed with any required signature guarantees and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto Time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Equity Shares on the purchase price of the Equity Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Equity Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Equity Shares delivered to the Depositary before the Expiry Time, even if the Equity Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Equity Shares is not made until after the take up and payment for the Equity Shares under the Offers.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

DO NOT SEND CERTIFICATES FOR COMMON SHARES OR NON-VOTING SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for Common Shares or Non-voting Shares <u>must</u> be sent with your Letter of Acceptance and Transmittal.

The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer and Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Equity

Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Number of Equity Shares Deposited	Name & Address of Shareholder (please print)

TOTAL EQUITY SHARES ____________

Dated:	Telephone (Business Hours) ( )	Signature
		Please Print Name

GUARANTEE

The undersigned, a Canadian schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), **guarantees delivery** to the Depositary of the certificates representing the Equity Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other signatures or documents required by the Letter of Acceptance and Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Time.

Name of Firm: ____________________ Authorized Signature: ____________________

Address of Firm: ____________________ Name: ____________________

____________________ Title: ____________________

Telephone Number: ____________________ Dated: ____________________

The Instructions accompanying this Notice of Guaranteed Delivery should be read carefully before completing this Notice of Guaranteed Delivery. The Depositary (see last page for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

For Deposit of Dividend Shares of

PYXIS CAPITAL INC.

This Notice of Guaranteed Delivery must be used to accept the offer dated April 29, 2008 (the "Offer") made by **1693062 Ontario Inc.** (the "Offeror") for Dividend Shares (the "Dividend Shares") of **Pyxis Capital Inc.** ("Pyxis") if certificates for the Dividend Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (5:00 p.m. Toronto time June 4, 2008 unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto Office of the Depositary only.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offers and Circular shall have the respective meanings set out in the Offers and Circular.

To: **1693062 Ontario Inc.**

And To: the Depositary, **Computershare Investor Services Inc.**

By Mail	**By Hand or Courier**
P.O. Box 7021 31 Adelaide St E Toronto, Ontario M5C 3H2	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1

By Facsimile Transmission

Fax: (905) 771-4082

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

As set forth in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to deposit Dividend Shares pursuant to the Offer and the certificate(s) representing such Dividend Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Dividend Shares may nevertheless be deposited under an Offer by following the procedures contemplated by this Notice of Guaranteed Delivery, provided all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified above, is received by the Depositary at its Toronto office as set out below, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Dividend Shares, in proper form for transfer, together with a Letter of Acceptance and Transmittal or a manually executed facsimile thereof properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto at the address specified below at or prior to 5:00 p.m. (Toronto Time) on the third trading day on the Toronto Stock Exchange (the "TSX") after the date on which the Expiry Time occurs.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of The New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

The undersigned understands and acknowledges that payment for Dividend Shares tendered pursuant to the Letter of Acceptance and Transmittal will be made only after timely receipt by the Depositary of (i) certificate(s) representing such Dividend Shares, and (ii) a Letter of Acceptance and Transmittal or a manually executed facsimile thereof properly completed and duly executed with any required signature guarantees and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto Time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Dividend Shares on the purchase price of the Dividend Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Dividend Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Dividend Shares delivered to the Depositary before the Expiry Time, even if the Dividend Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Dividend Shares is not made until after the take up and payment for the Dividend Shares under the Offers.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

DO NOT SEND CERTIFICATES FOR DIVIDEND SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for Dividend Shares **must** be sent with your Letter of Acceptance and Transmittal.

The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer and Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the

Dividend Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Number of Dividend Shares	Name & Address of Shareholder (please print)

TOTAL DIVIDEND SHARES

Dated:	Telephone (Business Hours) ( )	Signature
		Please Print Name

GUARANTEE

The undersigned a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), **guarantees delivery** to the Depositary of the certificates representing the Dividend Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other signatures or documents required by the Letter of Acceptance and Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Time.

Name of Firm: ______________________ Authorized Signature: ______________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Dated: ______________________

This document is important and requires your immediate attention. If you are in doubt as to how to deal with this, you should consult your investment dealer, broker, bank manager or other professional advisor.

PYXIS CAPITAL INC.

DIRECTORS' CIRCULAR

Recommending Acceptance

of the Offers dated April 29, 2008 by

1693062 ONTARIO INC.

To Purchase any and all of the Outstanding Common Shares, Non-Voting Shares and Dividend Shares

of

PYXIS CAPITAL INC.

not owned by 1693062 Ontario Inc.

THE BOARD OF DIRECTORS OF PYXIS CAPITAL INC. HAS CONCLUDED THAT EACH OF THE OFFERS IS FAIR TO SHAREHOLDERS AND IN THE BEST INTERESTS OF THE CORPORATION AND IS RECOMMENDING THAT SHAREHOLDERS TENDER THEIR COMMON SHARES, NON-VOTING SHARES AND DIVIDEND SHARES TO THE APPLICABLE OFFERS.

April 29, 2008

Notice to United States Shareholders

The Offers are made for the securities of a Canadian issuer and while the Offers are subject to Canadian disclosure requirements, shareholders should be aware that these requirements are different from those of the United States. The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Pyxis Capital Inc. is located in Canada, and by the fact that its officers and directors are residents of Canada.

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS

This directors' circular includes certain forward-looking statements based on current views and expectations. All statements other than statements of historic facts are forward-looking statements. These statements contain substantial known and unknown risks and uncertainties, some of which are beyond the control of Pyxis Capital Inc. (the "**Corporation**" or "**Pyxis**"). The Corporation's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements. Readers should not place undue reliance on these forward-looking statements which represent estimates and assumptions only as of the date on which such statements are made. The Corporation undertakes no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

PYXIS CAPITAL INC.

DIRECTORS' CIRCULAR

This directors' circular (the "**Directors' Circular**") is issued by the board of directors (the "**Board of Directors**") of Pyxis Capital Inc. in connection with the offers (the "**Offers**") made by 1693062 Ontario Inc. (the "**Offeror**") to purchase any and all of the issued and outstanding Common Shares, Non-Voting Shares and Dividend Shares (collectively, the "**Shares**") of the Corporation not already owned by the Offeror at prices of $0.34 per Common Share, $0.34 per Non-Voting Share and $11.25 per Dividend Share, upon the terms and subject to the conditions set forth in the Offers and take-over bid circular of the Offeror dated April 29, 2008 (the "**Circular**") and mailed to shareholders with this Directors' Circular.

Except as otherwise expressly indicated in this Directors' Circular, all amounts herein are expressed in Canadian dollars.

BACKGROUND TO THE OFFERS

In January 2008, Messrs. Flatt and Kim, on behalf of the Offeror, initially approached the Board of Directors of Pyxis expressing an interest in privatizing Pyxis. In response, the Board of Directors of Pyxis established a special committee of independent directors (the "**Special Committee**") consisting of Roy Collins (as Chair) and Richard Stoneman to consider such expression of interest. The Special Committee was made aware of the Offeror's shareholdings in Pyxis and the Offeror having no current intention of disposing of such shareholdings.

The Special Committee met with Pyxis' legal counsel on January 16th to discuss its role and its obligations relating to any transaction proposed by the Offeror, including considering and making a recommendation to the Board of Directors with respect to any such transaction, all in accordance with applicable securities laws, including, in particular, the requirements of Multilateral Instrument 61-101 – "Protection of Minority Shareholders in Special Transactions" ("**MI 61-101**").

On January 17th, the Special Committee met and agreed to canvass a number of financial advisors for proposals to prepare and deliver a formal valuation of the Non-Voting Shares and Common Shares in accordance with MI 61-101.

The Special Committee met on January 18th, January 21st , January 25th and January 30th to discuss proposals received from the financial advisors, to select a financial advisor, and to authorize the engagement of Blackmont Capital Inc. ("**Blackmont**") to provide a valuation of the Non-Voting Shares and Common Shares. Pursuant to an engagement letter dated January 31st and accepted by Pyxis on February 5th (and subsequently confirmed by the Offeror as at March 19th), Blackmont was engaged to, among other things, prepare and deliver the Valuation and Fairness Opinion (as both terms are defined under "Summary of Valuation and Fairness Opinion" below).

On February 5th, the Special Committee met with representatives of Blackmont to discuss Blackmont's approach to the preparation of a formal valuation in accordance with MI 61-101.

The Special Committee subsequently met with representatives of Blackmont on February 25th, February 26th and February 27th to discuss Blackmont's progress concerning a formal valuation in accordance with MI 61-101, including the methodologies to be used by Blackmont in respect thereof.

On March 3rd, the Offeror presented to the Special Committee a non-binding letter of intent setting out the terms and conditions of a possible transaction between the Offeror and Pyxis, and Blackmont presented to the Special Committee its preliminary view of the indicative fair market value of the Non-Voting Shares, Common Shares and Dividend Shares.

The Special Committee met with representatives of Blackmont and legal counsel on March 6th and March 8th to discuss the non-binding letter of intent and to consider the response of the Special Committee in respect thereof. The Special Committee further met on March 10th to discuss such response.

On March 11th, after considering the response of the Special Committee, the Offeror presented to the Special Committee a further non-binding letter of intent setting out revised terms and conditions of a possible transaction between the Offeror and Pyxis.

On March 12th, the Special Committee met with representatives of Blackmont and legal counsel to discuss the revised terms and conditions of a possible transaction between the Offeror and Pyxis, including receiving advice that the prices to be offered per Non-Voting Share, Common Share and Dividend Share were within the range of indicative values previously provided by Blackmont and that such prices would appear, upon a preliminary review, to be fair to the holders of Non-Voting Shares, Common Shares and Dividend Shares, respectively, other than the Offeror (the "**Minority Shareholders**").

Between March 13th and March 18th, Blackmont attended to the preparation of the formal valuation in accordance with MI 61-101 which was required before the Special Committee could make its determination in respect of the revised terms and conditions of a possible transaction between the Offeror and Pyxis.

On March 19th and March 20th, the Special Committee met with representatives of Blackmont and legal counsel to review, discuss and comment upon the draft Valuation and Fairness Opinion.

On March 20th, following presentation by Blackmont of the Valuation and the Fairness Opinion, the Special Committee resolved that the transaction contemplated in the letter of intent was fair to the Minority Shareholders and was in the best interests of Pyxis and, accordingly, resolved to recommend to the Board of Directors of Pyxis that it recommend such transaction to such Minority Shareholders. In turn, on March 20th, the Board of Directors, on the recommendation of the Special Committee, the presentation of the Valuation and Fairness Opinion and the consideration of other relevant factors, unanimously concluded (with Mr. Flatt, who is the sole director of the Offeror, and Mr. Kim, who is President of the Offeror, abstaining from voting) that the transaction contemplated in the letter of intent was fair to the Minority Shareholders and was in the best interests of Pyxis, and to recommend such transaction to the Minority Shareholders.

After the close of the Toronto Stock Exchange (the "**TSX**") on March 20th, a press release announcing the transaction contemplated in the letter of intent was disseminated.

Recommendation of the Special Committee

In considering whether each of the Offers is fair to Minority Shareholders and in the best interests of Pyxis, the Special Committee considered relevant factors including the following:

(a) the $0.34 per share Offer price for the Common Shares and the Non-Voting Shares is at the high end of the $0.31 to $0.34 per share fair market value range for the Common Shares and Non-Voting Shares as determined by Blackmont in the Valuation (See "Summary of Valuation and Fairness Opinion" below);

(b) the $11.25 per share Offer price for the Dividend Shares is within the $10.61 to $11.86 per share fair market value range for Dividend Shares as determined by Blackmont in the Valuation (See "Summary of Valuation and Fairness Opinion" below);

(c) the opinion of Blackmont that, as of March 19, 2008, and subject to the assumptions and qualifications therein, the Offers are fair, from a financial point of view, to the Minority Shareholders (See "Summary of Valuation and Fairness Opinion" below);

(d) the consideration offered under each Offer is cash, which provides shareholders with an opportunity to immediately realize value for their Shares, especially when viewed against the risks inherent in maintaining an investment in the Corporation;

(e) the Shares have limited liquidity and the Offers represent an opportunity for the Minority Shareholders to fully monetize their investment in Pyxis;

(f) a going-private transaction, which would be the result if the Offeror acquired all of the Shares pursuant to each of the Offers, would result in the preferable means by which Pyxis should continue to carry on its business for the following reasons:

(i) the size and limited variety of assets held by Pyxis at present are better served in a private corporation;

(ii) as a public corporation, management's efforts are diverted and Pyxis' limited resources are inefficiently used to meet disclosure obligations imposed by securities regulatory authorities on reporting issuers, including the preparation of audited financial statements, periodic reporting and the preparation and dissemination to shareholders of materials in advance of shareholder meetings; and

(iii) as a private company, Pyxis would no longer be obligated to meet the ongoing listing requirements of the TSX;

(g) if the Offers are not successful, trading prices for the Shares on the TSX may decline significantly; and

(h) the fact that given the Offeror's shareholdings in Pyxis and the Offeror having confirmed to the Special Committee that it has no current intention of disposing of such shareholdings, there is no practical prospect of a competing offer for the Shares by a third party.

In reaching its determination, the Special Committee also considered and evaluated, among other things: (a) information concerning the assets held by Pyxis; (b) current industry, economic and market conditions and trends and its informed expectations as to the prospects of the assets held by Pyxis; and (c) historical market prices and trading information with respect to the Common Shares, Non-Voting Shares and Dividend Shares.

After considering all of these factors, the Special Committee concluded that the prices and terms of the Offers are fair to Minority Shareholders and resolved to recommend that the Board of Directors recommend that Minority Shareholders accept the Offers. Immediately thereafter, the Special Committee reported its conclusions and recommendation to the Board of Directors of Pyxis and presented the Valuation and Fairness Opinion to the Board of Directors.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE CORPORATION

After due consideration of the recommendation of the Special Committee, the Valuation and Fairness Opinion and other factors, the Board of Directors unanimously concluded (with Messrs. Flatt and Kim abstaining from voting) that the Offers are fair to Minority Shareholders and in the best interests of the Corporation. THE BOARD OF DIRECTORS IS THEREFORE RECOMMENDING THAT PYXIS SHAREHOLDERS ACCEPT THE OFFERS AND TENDER THEIR SHARES THERETO.

REASONS FOR RECOMMENDATION

In reaching its decision to recommend acceptance of the Offers, the Board of Directors of Pyxis considered a number of factors, including the following:

(a) the report of the Special Committee which advised the Board of Directors that the Special Committee was of the opinion that the Offers are fair to Minority Shareholders and recommended that the Board of Directors recommend that Minority Shareholders accept the Offers;

(b) the Valuation and Fairness Opinion; and

(c) the other factors considered by the Special Committee as described above.

The discussion of the information and factors considered by the Special Committee and the Board of Directors and described in this Directors' Circular is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board of Directors. In addition, in reaching the determination to recommend acceptance of the Offers, the Special Committee and the Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors.

SUMMARY OF VALUATION AND FAIRNESS OPINION

Selection of Blackmont

The Offers for Common Shares and Non-Voting Shares each constitutes an ''insider bid'' for the purposes of MI 61-101. In accordance with the provisions of MI 61-101, the Offeror was required to obtain, at its own expense, a formal valuation of the Common Shares and Non-Voting Shares prepared in accordance with MI 61-101 by a valuator who is independent of, among others, Pyxis and the Offeror and who is qualified to provide such a valuation. Under MI 61-101, the Special Committee was required to determine who the valuator would be; supervise the preparation of the formal valuation of the Shares; and use its best efforts to ensure that the formal valuation was completed and provided to the Offeror in a timely manner.

The Special Committee considered a number of potential valuators and ultimately invited Blackmont to make a proposal. Blackmont submitted such a proposal indicating, among other things, its qualifications to prepare a formal valuation. The Special Committee reviewed Blackmont's proposal and made enquires as to Blackmont's qualifications and independence. After deliberation, the Special Committee determined, based on certain representations made to it by Blackmont, that Blackmont was independent and qualified to prepare a formal valuation and should be retained as financial advisor to the Special Committee for the purposes of, among other things, preparing and delivering to the Special Committee a formal valuation of the Shares and an opinion as to the fairness, from a financial point of view, of the consideration offered to Minority Shareholders under the Offers. Accordingly, the Special Committee directed Pyxis to enter into an engagement letter with Blackmont. Pyxis entered into such an engagement letter (as amended, the ''Engagement Letter'') with Blackmont dated January 31, 2008 which provided, among other things, that the services of Blackmont would be provided under the supervision and direction of the Special Committee.

The Engagement Letter provided for the payment of a fee upon delivery to the Special Committee of the Valuation and Fairness Opinion and a further fee upon publication thereof. The fees to be paid to Blackmont under the Engagement Letter were agreed between Blackmont and the Special Committee. None of the fees payable to Blackmont are contingent upon the conclusions reached by Blackmont in the Valuation or Fairness Opinion or on the completion of the Offers. In the Engagement Letter, Pyxis and the Offeror have agreed to indemnify Blackmont in respect of certain liabilities that might arise out of its engagement and the Offeror has agreed to reimburse Blackmont for its reasonable expenses.

The Valuation

The following summary is qualified in its entirety by the full text of the valuation (the "**Valuation**") which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Valuation, and which is included as Schedule A to this Directors' Circular. **The Board of Directors urges Pyxis shareholders to read the Valuation in its entirety.**

Credentials of Blackmont

Blackmont is one of Canada's largest independent investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Valuation and the Fairness Opinion expressed herein represent the opinions of Blackmont and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationships with Interested Parties

Neither Blackmont nor any of its affiliated entities is an associated or affiliated entity or an issuer insider of Pyxis, the Offeror, or any of their respective affiliates or associates (an "**Interested Party**"). Blackmont has not provided financial advisory services to an Interested Party other than pursuant to the Engagement Letter. There are no understandings, agreements or commitments between Blackmont and Pyxis or the Offeror or any of their respective affiliates or associates with respect to any future business dealings. However, Blackmont may in the future, in the ordinary course of business, seek to perform financial advisory or investment banking services for any one or more of them from time to time.

Blackmont acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had or may in the future have positions in securities of Pyxis and, from time to time, may have executed or may execute transactions on behalf of Pyxis or on behalf of other clients for which it receives compensation. As an investment dealer, Blackmont conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in Pyxis.

Scope of Review

In preparing the Valuation, Blackmont reviewed certain publicly available information and financial statements and non-public information relating to Pyxis; reviewed information applicable to stock market data relating to Pyxis and certain of the companies in which Pyxis has an interest; held discussions with senior management of Pyxis; held discussions with legal counsel to the Special Committee; and carried out other investigative exercises, as more specifically described in the Valuation.

General Assumption and Limitations

Blackmont, with the Special Committee's approval, and as provided in the Engagement Letter and subject to the exercise of its professional judgment, has relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources and from Pyxis and its advisors.

Members of management of Pyxis have represented to Blackmont, to the best of their knowledge, and not in their personal capacity, that there have been no material changes or material facts (as such terms are defined by applicable Canadian securities laws) relating to any of the information, data, advice, opinions and representations provided to Blackmont, by or on behalf of Pyxis, that have not been disclosed to Blackmont, that no change has occurred in the material facts set out or referred to in any such information subsequent to the date thereof which would reasonably be expected to have a material effect on the Valuation and that management of Pyxis is not aware of any material fact or material change relevant to the Valuation that was not disclosed to Blackmont and which would reasonably be expected to have a material effect on the Valuation. Subject to the exercise of professional judgment and except as expressly described in the Valuation, Blackmont has not attempted to verify independently the accuracy or completeness of any such information, representations or warranties.

The Valuation was given as of March 19, 2008 (the "**Valuation Date**") on the basis of economic and financial market conditions prevailing on that date and the condition and prospects, financial and otherwise, of Pyxis as they were reflected in the information provided to Blackmont and as they were represented to Blackmont in its discussions with management of Pyxis and its advisors. Although Blackmont reserves the right to change or withdraw the Valuation if it learns that any of the information relied upon in preparing the Valuation was inaccurate, incomplete or misleading in any material respect, Blackmont disclaims any obligation to change or withdraw the Valuation, to advise any person of any change that may come to its attention, or update the Valuation after such date. In preparing the Valuation, Blackmont was not authorized to solicit, and did not solicit, interest from any other potential party with respect to the acquisition of Shares or any business combinations or other extraordinary transaction involving the Corporation. The Valuation is not to be construed as a recommendation to any Pyxis shareholder to accept or reject the Offers.

Blackmont believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation. The preparation of a valuation is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fair Market Value

For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. Blackmont has not made any downward adjustment to the value of the Non-Voting Shares and the Common Shares to reflect the illiquidity of the Non-Voting Shares and the Common Shares, the effect of the proposed transaction on the Non-Voting Shares and the Common Shares or the fact that the Non-Voting Shares and the Common Shares held by the Minority Shareholders do not form part of a controlling interest.

Approach to Value

The Valuation has been prepared by Blackmont based on its professional judgment. The Valuation is based upon techniques and assumptions that Blackmont considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Shares. The fair market value of Pyxis was analyzed as a financial investment company and is expressed as an adjusted book value.

Valuation Methodology and Analysis

Given the circumstances, Blackmont considers a going concern basis to be the appropriate approach for valuing the Shares. Liquidation or "break-up" valuation methodologies were considered but were not used due to the ongoing nature of the Corporation's operations and strategic plans. "Going concern" valuation methodologies include capitalization of earnings, adjusted book value, and discounted free cash flow. Capitalization of earnings and discounted free cash flow were considered but were not used since, in the opinion of Blackmont, they are not relevant valuation approaches for financial investment companies such as Pyxis. An adjusted book value approach was determined to be the more appropriate valuation methodology as it better reflects the financial nature of the Corporation's assets and the lack of predictability of future company performance.

Adjusted Book Valuation

The adjusted book valuation approach involves calculating a value range for Pyxis based initially upon the book value of Pyxis as at the Valuation Date. This value is then adjusted to reflect the actual market value of the assets and liabilities of the Corporation as at that date. In particular, the market value of the securities and investments held by the Corporation must be reflected in the Valuation. Other assets and liabilities are adjusted where appropriate. Established provisions against specific holdings in the investment portfolio were eliminated to reflect that the Valuation is based upon the circumstances on the specific Valuation Date.

Valuation Summary

Pyxis owns a portfolio of investments comprised of publicly traded common and preferred shares, receivables and unlisted warrants to purchase common shares of a public company (which have since expired). Blackmont has used different methods to value each of the investments owned by Pyxis.

Blackmont determined that for the purposes of calculating the value of publicly traded securities held by Pyxis, using only the closing prices on the Valuation Date might not provide an accurate assessment of the value of certain securities that are not actively traded. Accordingly, Blackmont elected to use a range of values that include the high and low trading price for each security over the month prior to the Valuation Date, the 20-day volume-weighted-average trading price, as well as the closing price for each security on the Valuation Date.

Receivables include a loan receivable which is interest-free and due on March 31, 2011 (the "**Loan**"). The Loan is non-recourse and secured by a pledge of common shares of a TSX listed company. The Loan was over-collateralized on the Valuation Date by a ratio of 1.58:1.00. The Corporation has valued the Loan using a discount rate of 5.15%. Blackmont also valued the Loan using a discount rate of 6.15%.

The warrants held by Pyxis are for common shares of a TSX listed company which expired on March 28, 2008 (the "**Warrants**"). The Warrants were acquired in connection with the Loan. Blackmont applied the Black-Scholes method of valuing warrants to value the Warrants. However, at the Valuation Date, the Warrants were out of the money and the Corporation indicated it was unlikely to exercise the Warrants, so Blackmont applied a range of value based on the intrinsic value of the Warrants and the Black-Scholes value of the Warrants resulting in a range of values. The Warrants have since expired without having been exercised by Pyxis.

Blackmont made an adjustment for the potential tax recovery resulting from the unrealized capital losses which result from the adjustments made to the investments (the "**Tax Asset**") and also made adjustments for reversal of prior contingencies. The liabilities of Pyxis are the book value amounts as of January 31, 2008, which Blackmont has reviewed and not adjusted other than the prior contingencies.

Blackmont also considered whether any benefit would accrue to the Offeror as a result of acquiring the interests of the Minority Shareholders in Pyxis and taking Pyxis private and asked management if they were aware of any benefit that would accrue to the Offeror. Blackmont was unable to identify any benefit other than the savings resulting from not being a public company and was advised by management that they were not aware of any benefit which might accrue to the Offeror.

Set out below is a summary of values of the investments of Pyxis, as of the Valuation Date, using the adjusted book value analysis:

Net Asset Value of Pyxis

(in millions)

Assets	Low	High
Cash	$ 75.7	$ 75.7
Publicly Listed Investments		
Common Share Investments	1.6	1.8
Preferred Share Investments	17.2	19.6
Loan Receivable	41.7	42.9
Warrants	0.0	0.0
Tax Asset	4.1	3.6
Other Receivables	0.3	0.3
Total Assets	140.6	144.0
Total Liabilities	(60.7)	(60.7)
Net Asset Value	**$ 79.9**	**$ 83.3**

Based upon the foregoing and as set out in more detail in the Valuation, Blackmont determined that the net asset value attributable to all the equity of Pyxis, as at the Valuation Date, based on the adjusted book value approach, is in the range of $79.9 million to $83.3 million.

Valuation Summary and Conclusion

Based upon and subject to the factors set out in the Valuation, it is the opinion of Blackmont that the fair market value of Pyxis, as at the Valuation Date, is in the range of $79.9 million to $83.3 million.

Based upon and subject to the factors set out in the Valuation, Blackmont also is of the opinion that, as at the Valuation Date, the maximum fair market value of the Dividend Shares is the redemption value of $11.75 plus accrued and unpaid dividends and the minimum fair market value is $10.50 plus accrued and unpaid dividends, which was the offer price for the Dividend Shares made by Pyxis pursuant to its substantial issuer bid in May 2007; including accrued and unpaid dividends up to and including the Valuation Date, this implies a valuation range for the Dividend Shares of between $10.61 and $11.86 per Dividend Share.

In light of the Offer by the Offeror for the Dividend Shares of $11.25 per share and based upon and subject to the factors set out in the Valuation, Blackmont is of the opinion that the net asset value accruing to the Common Shares and Non-Voting Shares is $27.8 million to $31.2 million which is equal to $0.31 to $0.34 per Common Share and Non-Voting Share; this implies a valuation range for the Common Shares and the Non-Voting Shares of between $0.31 and $0.34 per share.

The Fairness Opinion

The following summary is qualified in its entirety by the full text of the fairness opinion (the "**Fairness Opinion**") which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, and which is included, together with the Valuation, as Schedule "A" to this Directors' Circular. **The Board of Directors urges Pyxis shareholders to read the Fairness Opinion in its entirety.**

The Fairness Opinion was provided to the Special Committee for its use in considering the Offers and is not to be construed as a recommendation to any Pyxis shareholder to accept or reject the Offers.

Scope of Review

In connection with rendering the Fairness Opinion, Blackmont reviewed and relied upon the Valuation and those items identified in the Valuation under the heading "Scope of Review". In addition, Blackmont reviewed and relied upon such other information, analyses, investigations and discussions as it considered necessary or appropriate in the circumstances.

General Assumption and Limitations

The conclusion expressed in the Fairness Opinion is subject to all of the conditions, limitations, qualifications, disclaimers and assumptions reflected in and underlying the Valuation. The analysis, investigations, research, testing of assumptions and conclusions reflected in and underlying the Valuation are integral to the provision of the Fairness Opinion.

The Fairness Opinion was given as of March 19, 2008 and, although Blackmont reserves the right to change or withdraw the Fairness Opinion if it learns that any of the information that it relied upon in preparing the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, Blackmont disclaims any obligation to change or withdraw the Fairness Opinion, to advise any person of any change that may come to its attention or to update the Fairness Opinion after such date.

Fairness Methodology

In considering the fairness, from a financial point of view, of the consideration to be offered to Pyxis shareholders pursuant to the Offers, Blackmont considered a comparison of the consideration to the fair market value range of the Shares as determined in the Valuation.

Conclusion

Based upon and subject to the factors set out in the Fairness Opinion, Blackmont expressed the opinion that, as of the date of the Fairness Opinion, the consideration to be offered to Minority Shareholders under each of the Offers was fair, from a financial point of view, to the Minority Shareholders.

PRIOR VALUATIONS

There have been no prior valuations (as defined in MI 61-101) in respect of Pyxis or its material assets or its securities in the past 24 months; however, formal valuations of Pyxis' predecessor companies, Graystone Corporation and Stonington Capital Corporation were provided as at January 13, 2006 by Dundee Securities Corporation and Northern Securities Inc. respectively and included in the joint management information circular of Graystone Corporation and Stonington Capital Corporation dated January 13, 2006. The formal valuations were prepared in conjunction with the amalgamation of Graystone Corporation and Stonington Capital Corporation to form Pyxis which was effective as of February 22, 2006.

OWNERSHIP OF SECURITIES OF THE OFFEROR BY THE CORPORATION

None of the Corporation or any of its directors and officers or, to the knowledge of the Corporation, after reasonable enquiry, any associate or affiliate of an insider of the Corporation, any affiliate or associate of the Corporation, an insider of the Corporation other than a director or officer or any person acting jointly or in concert with the Corporation owns any outstanding securities of any class of the Offeror or exercises direction or control over any such securities, except as disclosed herein.

OWNERSHIP OF SECURITIES OF THE CORPORATION BY DIRECTORS AND OFFICERS OF THE CORPORATION

The names of the directors and officers of the Corporation and the number, designation and percentage of outstanding securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each such director and officer of the Corporation are as follows:

Name	Position(s) Held	Number of Common Shares Owned or Over Which Control or Direction is Exercised	Percentage of Outstanding Common Voting Shares	Number of Non-Voting Shares Owned or Over Which Control or Direction is Exercised	Percentage of Outstanding Non-Voting Shares	Number of Dividend Shares Owned or Over Which Control or Direction is Exercised	Percentage of Outstanding Dividend Shares
Andrew Kim	President and Chief Executive Officer and Director	Nil	Nil[1]	Nil	Nil[2]	Nil	Nil
J. Ian Flatt	Chairman and Director	7,500,000	36.0%[1]	45,790,440	65.6%[2]	Nil	Nil
Linda Tran..................	Controller and Corporate Secretary	Nil	Nil	Nil	Nil	Nil	Nil
Roy E. Collins............	Director	Nil	Nil	Nil	Nil	Nil	Nil
Richard T. Stoneman....................	Director	Nil	Nil	Nil	Nil	Nil	Nil
Roger Garon...............	Director	Nil	Nil	Nil	Nil	Nil	Nil
Winston Wong...........	Director	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The Offeror, which is controlled either directly or indirectly by J. Ian Flatt, holds shares representing 36.0% of the Common Shares of the Corporation. Andrew Kim is an officer of the Offeror or its affiliates, subsidiaries or related companies.

(2) The Offeror, which is controlled either directly or indirectly by J. Ian Flatt, holds shares representing 65.6% of the Non-Voting Shares of the Corporation. Andrew Kim is an officer of the Offeror or its affiliates, subsidiaries or related companies.

OWNERSHIP OF SECURITIES OF THE CORPORATION

The number, designation and the percentage of the outstanding securities of any class of securities of the Corporation beneficially owned or over which control or direction is exercised, to the knowledge of the directors and officers of the Corporation, after reasonable enquiry, by each associate or affiliate of an insider of the Corporation, each associate or affiliate of the Corporation, an insider of the Corporation other than a director or officer of the Corporation, and each person or company acting jointly or in concert with the Corporation are as follows:

Name	Number of Common Shares Owned or Over Which Control or Direction is Exercised	Percentage of Common Shares	Number of Non-Voting Shares Owned or Over Which Control or Direction is Exercised	Percentage of Outstanding Non-Voting Shares	Number of Dividend Shares Owned or Over Which Control of Direction is Exercised	Percentage of Outstanding Dividend Shares
1693062 Ontario Inc.[1]	7,500,000	36.0%	45,790,440	65.6%	Nil	Nil

Note:

(1) The Offeror is controlled either directly or indirectly by J. Ian Flatt. Andrew Kim is an officer of the Offeror or its affiliates, subsidiaries or related companies.

RECENT TRADING IN SHARES OF THE CORPORATION

None of the Corporation or any of its directors or officers or other insiders of the Corporation, or to the knowledge of the directors and officers of the Corporation, after reasonable enquiry, any associate or affiliate of an insider of the Corporation, any affiliate or associate of the Corporation or any person or company acting jointly or in concert with the Corporation, has traded in securities of the Corporation during the six months preceding the date of the Directors' Circular.

ISSUANCES OF SHARES

No Shares (or securities convertible into Shares) have been issued to the directors or officers or other insiders of the Corporation during the two years preceding the date of the Directors' Circular.

RELATIONSHIPS BETWEEN THE OFFEROR AND DIRECTORS, OFFICERS AND SECURITYHOLDERS OF THE CORPORATION

No agreements, commitments or understandings (including any agreements, commitments or understandings as to any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to any of the directors or officers of the Corporation remaining in or retiring from office if the Offers are successful) have been made or are proposed to be made between the Offeror and any of the directors or officers of the Corporation as a consequence of the Offers.

In addition, there are no agreements, commitments or understandings made or proposed to be made between the Offeror and any other securityholder of the Corporation relating to any of the Offers.

1693062 Ontario Inc., the Offeror, is controlled either directly or indirectly by J. Ian Flatt. Andrew Kim is an officer of the Offeror or its affiliates, subsidiaries or related companies. J. Ian Flatt and Andrew Kim are both officers and directors of the Corporation.

RELATIONSHIPS BETWEEN THE CORPORATION AND ITS DIRECTORS AND OFFICERS

No agreements, commitments or understandings (including any agreements, commitments or understandings as to any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to any of the directors or officers of the Corporation remaining in or retiring from office if the Offers are successful) have been made or are proposed to be made between the Corporation and any of its directors or officers as a consequence of the Offers.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Corporation nor their respective associates or, to the knowledge of the directors and officers of the Corporation, after reasonable enquiry, any person who owns more than 10% of any class of equity securities outstanding of the Corporation (other than the Offeror) has any interest in any material transaction to which the Offeror is a party.

MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION

Except as otherwise described in the Offers, the Circular or this Directors' Circular, none of the directors or officers of the Corporation is aware of any information that indicates any material change in the affairs or prospects of the Corporation since the date of its last published financial statements of the Corporation, being its interim unaudited financial statements for the three months ended December 31, 2007.

RESPONSE OF THE CORPORATION

There is no transaction, board resolution, agreement in principle or signed contract of the Corporation, other than as described in the Offers, the Circular or this Directors' Circular, in response to the Offers. No negotiations are underway in response to the Offers which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Corporation or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by the Corporation or a subsidiary; (iii) a competing bid or an issuer bid or other acquisition of securities by the Corporation; or (iv) any material change in the capitalization or dividend policy of the Corporation.

OTHER INFORMATION

Pyxis' articles of amalgamation (the "**Articles**") contain "coattail" provisions whereby, upon the occurrence of an "exclusionary offer" (as defined in the Articles) for the Common Shares, the holders of Non-Voting Shares have the option to convert their Non-Voting Shares into Common Shares. The Offer for Common Shares does not constitute an "exclusionary offer" and, as such, the coattail provisions relating to the Non-Voting Shares have not been triggered.

Except as otherwise described or referred to in the Offers, the Circular, this Directors' Circular, or otherwise publicly disclosed, no other information is known to the directors or senior officers of the Corporation that would reasonably be expected to affect the decision of the holders of the Shares to accept or reject any of the Offers.

STATUTORY RIGHT OF ACTION FOR DAMAGES

Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the sending thereof has been authorized, by the Board of Directors.

CONSENT

To: The Board of Directors of
Pyxis Capital Inc.

We hereby consent to the reference to the valuation and fairness opinion of our firm and the inclusion of the text of our valuation and fairness opinion dated March 19, 2008, in the Directors' Circular of Pyxis Capital Inc.

(Signed) Blackmont Capital Inc.

April 29, 2008
Toronto, Ontario

CERTIFICATE

DATED: April 29, 2008

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offers.

On behalf of the Board of Directors

(Signed) ROY E. COLLINS
Director

(Signed) RICHARD T. STONEMAN
Director

SCHEDULE "A"
VALUATION AND FAIRNESS OPINION

BLACKMONT
CAPITAL

Blackmont Capital Inc.
Brookfield Place, Suite 900
181 Bay Street, P.O. Box 779
Toronto, Ontario M5J 2T3

Tel. 416-864-3600
Fax. 416-864-9151
www.blackmont.com

March 19, 2008

The Special Committee of the Board of Directors
Pyxis Capital Inc.
175 King Street East, 2nd Floor
Toronto, Ontario M5A 1J4

To the Special Committee:

Blackmont Capital Inc. ("Blackmont"), a subsidiary of CI Financial Income Fund, understands that Pyxis Capital Inc. ("Pyxis" or the "Company") is contemplating a transaction that would result in a potential purchase of any or all of the issued and outstanding Dividend Shares, Non-Voting Shares and Common Shares (together, the "Shares") of the Company by 1693062 Ontario Inc., (the "Offeror") a company controlled by Mr. J. Ian Flatt, the Chairman and a director of Pyxis (the "Proposed Transaction"). The Offeror is proposing to offer to purchase any and all of the issued and outstanding Shares of Pyxis at prices of $0.34 per Common Share, $0.34 per Non-Voting Share and $11.25 per Dividend Share by way of an offer and take-over bid circular (collectively, the "Offer") to be mailed to all shareholders of Pyxis. Blackmont further understands that the Offer constitutes an "insider bid" as that term is defined in Multilateral Instrument 61-101 (the "MI 61-101").

Blackmont also understands that a special committee (the "Special Committee") of the board of directors (the "Board") of the Company has been constituted to consider the Proposed Transaction and to make recommendations thereon to the Board. The Special Committee has retained Blackmont to provide advice and assistance in evaluating the Proposed Transaction, by preparing and delivering to the Special Committee: a) a formal valuation of the Company in accordance with the requirements of MI 61-101 (the "Valuation"); and b) Blackmont's opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the consideration to be offered to the shareholders of Pyxis other than the Offeror, Mr. Flatt and any of their respective related parties or joint actors (the "Minority Shareholders") pursuant to the Proposed Transaction.

Engagement of Blackmont

The Special Committee initially contacted Blackmont regarding a potential advisory assignment in January 2008, and Blackmont was formally engaged by the Special Committee through an agreement between the Company and Blackmont (the "Engagement Agreement") dated January 31, 2008. The terms of the Engagement Agreement, as amended by the Company, Blackmont and the Offeror on March 19, 2008 provide that Blackmont is to be paid a fee by the Offeror for its services under the Engagement Agreement. The compensation to Blackmont under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuation or the Fairness Opinion or the successful outcome of the Proposed Transaction. In addition, Blackmont is to be reimbursed by the Offeror for its reasonable out-of-pocket expenses and both the Company and the Offeror have agreed to indemnify Blackmont in respect to certain liabilities that might arise out of the engagement. Blackmont consents to the inclusion of the Valuation and the Fairness Opinion in their entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Credentials of Blackmont

Blackmont is one of Canada's largest independent investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Valuation and the Fairness Opinion expressed herein represent the opinions of Blackmont and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Blackmont

Neither Blackmont nor any of its affiliated entities is an associated or affiliated entity or issuer insider of Pyxis, the Offeror, or any of their respective affiliates or associates (an "Interested Party"). Blackmont has not provided financial advisory services to an Interested Party other than pursuant to this Engagement Agreement . The fees payable to Blackmont under the Engagement Agreement on the delivery of the Valuation and Fairness Opinion are not contingent upon the conclusions reached by Blackmont in the Valuation and Fairness Opinion or upon the success of the Proposed Transaction. There are no understandings, agreements or commitments between Blackmont and Pyxis or the Offeror or any of their respective affiliates or associates with respect to any future business dealings. However, Blackmont may in the future, in the ordinary course of business, seek to perform financial advisory or investment banking services for any one or more of them from time to time.

Blackmont acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had or may in the future have positions in securities of Pyxis and, from time to time, may have executed or may execute transactions on behalf of Pyxis or on behalf of other clients for which it receives compensation. As an investment dealer, Blackmont conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in Pyxis.

Blackmont is of the view that it is "independent" (as that term is described in MI 61-101) of all Interested Parties.

Scope of Review

In preparing the Valuation, Blackmont has, among other things, reviewed and where considered appropriate, relied upon the following information, analyses and investigations as set out below:

- The audited financial statements of Pyxis for each of the two years ended September 30, 2006 through 2007;
- Unaudited financial statements of Pyxis for the three months ended December 31, 2007;
- Management's discussion and analysis of the financial condition and results of operations of Pyxis for each of the two years ended September 30, 2006 through 2007;
- Management's discussion and analysis of the financial condition and results of operations of Pyxis for the three months ended December 31, 2007;
- The Annual Information Form of Pyxis dated December 14, 2007 for fiscal 2007;
- The Management Information Circular of Pyxis dated February 25, 2008;
- The Offer to Purchase up to 27,063,400 Dividend Shares of Pyxis dated May 14, 2007;
- Bank statements and investment account statements for Pyxis as at January 31, 2008;
- Unaudited balance sheet and income statement of Pyxis, prepared by management, for the four months ended January 31, 2008;
- Certain publicly available information relating to Pyxis;
- Certain non-public information in respect of Pyxis provided by management of Pyxis;
- Discussions with management of Pyxis with respect to the information referred to above;
- Representations contained in a certificate to be dated on delivery of the Valuation and Fairness Opinion from senior officers of Pyxis;
- Discussions with members of the Special Committee;

- Certain current and historical public stock market and financial data with regard to the securities and investments held by Pyxis;
- Discussions with Blake, Cassels & Graydon LLP, legal counsel to the Special Committee, with respect to various legal matters relating to Pyxis and the Proposed Transaction;
- The draft Take-over Bid Circular and draft Directors' Circular relating to the Proposed Transaction; and
- Other matters considered relevant by Blackmont.

Blackmont has conducted such analyses, investigations, research and testing of valuation assumptions as were considered by it to be appropriate in the circumstances. Blackmont was granted access to management of Pyxis and its advisors and, to its knowledge, was not denied any type of requested information that might be considered to be material to the Proposed Transaction, the Valuation or the Fairness Opinion.

Each of the Valuation and Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Valuation or Fairness Opinion.

Prior Valuations

The Company has represented to Blackmont that there have not been any prior valuations (as defined in MI 61-101) of Pyxis or its material assets or its securities in the past 24 months; however, formal valuations of Pyxis' predecessor companies, Graystone Corporation and Stonington Capital Corporation were provided as at January 13, 2006 by Dundee Securities Corporation and Northern Securities Inc. respectively and included in the joint management information circular of Graystone Corporation and Stonington Capital Corporation dated January 13, 2006. The formal valuations were prepared in conjunction with the amalgamation of Graystone Corporation and Stonington Capital Corporation to form Pyxis which was effective as of February 22, 2006.

Assumptions and Limitations

Blackmont, with the Special Committee's approval, and as provided in the Engagement Agreement and subject to the exercise of its professional judgment, has relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources and from Pyxis and its advisors.

Blackmont has relied upon information received from management of Pyxis referred to in the section entitled "Scope of Review" with respect to the prospects of Pyxis; however, Blackmont has formed its own view as to the reasonableness of this information and any of the assumptions upon which it is based and has made adjustments accordingly.

Members of management of Pyxis have represented to Blackmont, to the best of their knowledge, and not in their personal capacity, that there have been no material changes or material facts (as such terms are defined by applicable Canadian securities laws) relating to any of the information, data, advice, opinions and representations provided to Blackmont, by or on behalf of Pyxis, that have not been disclosed to Blackmont, that no change has occurred in the material facts set out or referred to in any such information subsequent to the date thereof which would reasonably be expected to have a material effect on the Valuation and Fairness Opinion and that management of Pyxis is not aware of any material fact or material change relevant to the Valuation and Fairness Opinion that was not disclosed to Blackmont and which would reasonably be expected to have a material effect on the Valuation and Fairness Opinion. Subject to the exercise of professional judgment and except as expressly described herein, Blackmont has not attempted to verify independently the accuracy or completeness of any such information, representations or warranties.

In preparing the Valuation, Blackmont has made several other assumptions, including that:

(a) All the conditions required to implement the Proposed Transaction will be satisfied without adverse effects to Pyxis or its Minority Shareholders and will proceed as anticipated;

(b) Currently applicable tax laws and rates will not change;

(c) There will be no adverse change in laws and government regulations applicable to Pyxis in the jurisdictions in which it conducts its business;

(d) There will not be any significant technological changes which would affect the operations of Pyxis in a materially adverse manner; and

(e) There are no material contingent liabilities of Pyxis, except as disclosed to Blackmont.

The Valuation is rendered on the basis of economic and financial market conditions prevailing as at March 19, 2008 (the "Valuation Date") and the condition and prospects, financial and otherwise, of Pyxis as they were reflected in the information and documents reviewed by Blackmont and as they were discussed with management of Pyxis.

Blackmont believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses together as a whole, could create a misleading view of the process underlying its Valuation. The preparation of a valuation is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In its analyses in connection with the preparation of the Valuation, Blackmont has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters which Blackmont believes to be appropriate in the circumstances but which are beyond the control of any party involved in the Proposed Transaction and, due to the inherent uncertain nature of such assumptions, may prove to be incorrect.

Overview of Pyxis

Pyxis

Pyxis seeks long term investments principally in publicly–listed securities that are trading at a discount to their underlying business value.

Pyxis Equity Share Capital

As at the Valuation Date, Pyxis had 69,791,896 Non-Voting Shares and 20,824,073 Common Shares issued and outstanding. The Non-Voting Shares have standard coat-tail provisions in the event a bid is made for the Common Shares such that, in effect, the Non-Voting Shares will receive the same offer. In addition, Pyxis had 4,630,569 Dividend Shares outstanding as at the Valuation Date. These shares are redeemable at $11.75 at Pyxis' option at any time after July 30, 2006.

Valuation

Definition of Fair Market Value

For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

Blackmont has not made any downward adjustment to the value of the Non-Voting Shares and the Common Shares to reflect the illiquidity of the Non-Voting Shares and the Common Shares, the effect of the Proposed Transaction on the Non-Voting Shares and the Common Shares or the fact that the Non-Voting Shares and the Common Shares held by the Minority Shareholders do not form part of a controlling interest.

Approach to Value

The Valuation has been prepared by Blackmont based on its professional judgment. The Valuation is based upon techniques and assumptions that Blackmont considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Shares. The fair market value of Pyxis was analyzed as a financial investment company and is expressed as an adjusted book value.

Valuation Methodology and Analysis

Given the circumstances, Blackmont considers a going concern basis to be the appropriate approach for valuing the Shares. Liquidation or "break-up" valuation methodologies were considered but were not used due to the ongoing nature of the Company's operations and strategic plans. "Going concern" valuation methodologies include capitalization of earnings, adjusted book value, and discounted free cash flow. Capitalization of earnings and discounted free cash flow were considered but were not used since, in the opinion of Blackmont, they are not relevant valuation approaches for financial investment companies such as Pyxis. An adjusted book value approach was determined to be the more appropriate valuation methodology as it better reflects the financial nature of the Company's assets and the lack of predictability of future company performance.

Adjusted Book Valuation

The adjusted book valuation approach involves calculating a value range for Pyxis based initially upon the book value of Pyxis as at the Valuation Date. This value is then adjusted to reflect the actual market value of the assets and liabilities of the Company as at that date. In particular, the market value of the securities and investments held by the Company must be reflected in the Valuation. Other assets and liabilities are adjusted where appropriate. Established provisions against specific holdings in the investment portfolio were eliminated to reflect that the Valuation is based upon the circumstances on the specific Valuation Date.

Valuation Summary

Pyxis owns a portfolio of investments comprised of publicly traded common and preferred shares, receivables and unlisted warrants to purchase common shares of a public company. Blackmont has used different methods to value each of the investments owned by Pyxis.

Blackmont determined that for the purposes of calculating the value of publicly traded securities held by Pyxis, using only the closing prices on the Valuation Date might not provide an accurate assessment of the value of certain securities that are not actively traded. Accordingly, Blackmont elected to use a range of values that include the high and low trading price for each security over the month prior to the Valuation Date, the 20-day volume-weighted-average trading price, as well as the closing price for each security on the Valuation Date.

Receivables include a loan receivable which is interest-free and due on March 31, 2011 (the "Loan"). The Loan is non-recourse and secured by a pledge of common shares of a TSX listed company. The Loan was over-collateralized on the Valuation Date by a ratio of 1.58:1.00. The Company has valued the Loan using a discount rate of 5.15%. Blackmont has also valued the Loan using a discount rate of 6.15%.

The warrants held by Pyxis are for common shares of a TSX listed company which expire March 28, 2008 (the "Warrants"). The Warrants were acquired in connection with the Loan. Blackmont applied the Black-Scholes method of valuing warrants to value the Warrants. However, at the Valuation Date, the Warrants were out of the money and the Company indicated it was unlikely to exercise the Warrants so Blackmont applied a range of value based on the intrinsic value of the Warrants and the Black-Scholes value of the Warrants resulting in a range of values.

Blackmont has made an adjustment for the potential tax recovery resulting from the unrealized capital losses which result from the adjustments made to the investments (the "Tax Asset") and also made adjustments for reversal of prior contingencies. The liabilities of Pyxis are the book value amounts as of January 31, 2008, which Blackmont has reviewed and not adjusted other than the prior contingencies.

Blackmont has also considered whether any benefit would accrue to the Offeror as a result of acquiring the interests of the Minority Shareholders in Pyxis and taking Pyxis private and has asked management if they were aware of any benefit that would accrue to the Offeror. Blackmont was unable to identify any benefit other than the savings resulting from not being a public company and was advised by management that they were not aware of any benefit which might accrue to the Offeror.

Set out below is a summary of values of the investments of Pyxis, as of the Valuation Date, using the adjusted book value analysis:

Net Asset Value of Pyxis

(in millions)

Assets	Low	High
Cash	$ 75.7	$ 75.7
Publicly Listed Investments		
Common Share Investments	1.6	1.8
Preferred Share Investments	17.2	19.6
Loan Receivable	41.7	42.9
Warrants	0.0	0.0
Tax Asset	4.1	3.6
Other Receivables	0.3	0.3
Total Assets	140.6	144.0
Total Liabilities	(60.7)	(60.7)
Net Asset Value	**$ 79.9**	**$ 83.3**

Based upon the foregoing, Blackmont determined that the net asset value attributable to all the equity of Pyxis, based on the adjusted book value approach, is in the range of $79.9 million to $83.3 million.

Conclusions

The aggregate consideration being offered for all the Shares of Pyxis is $82.9 million. Based upon and subject to the foregoing, it is the opinion of Blackmont that the fair market value of Pyxis, as at the Valuation Date, is in the range of $79.9 million to $83.3 million.

Blackmont is of the opinion that the maximum fair market value of the Dividend Shares is the redemption value of $11.75 plus accrued and unpaid dividends and the minimum fair market value is $10.50 plus accrued and unpaid dividends, which was the offer price for the Dividend Shares made by Pyxis pursuant to its substantial issuer bid in May 2007; including accrued and unpaid dividends up to and including the Valuation Date this implies a valuation range for the Dividend Shares of between $10.61 and $11.86 per Dividend Share.

In light of an offer, by the Offeror for the Dividend Shares of $11.25 per share, Blackmont is of the opinion that the net asset value accruing to the Common Shares and Non-Voting Shares is $27.8 million to $31.2 million which is equal to $0.31 to $0.34 per Common Share and Non-Voting Share; this implies a valuation range for the Common Shares and the Non-Voting Shares of between $0.31 and $0.34 per share.

Opinion

Based on the foregoing, it is the opinion of Blackmont that the Offer is fair, from a financial point of view, to the Minority Shareholders of Pyxis.

Yours very truly,

Blackmont Capital Inc.

Blackmont Capital Inc.


PYXIS
CAPITAL

PRESS RELEASE

FOR IMMEDIATE RELEASE **MARCH 20, 2008**

OFFER TO ACQUIRE SHARES

TORONTO – Pyxis Capital Inc. ("Pyxis") announced today that 1693062 Ontario Inc. ("Offeror") is offering to acquire any and all of the outstanding shares of Pyxis it does not already own at cash prices of $0.34 per Common and Non-voting share (TSX: PYX and PYX.a) and $11.25 per Dividend share (TSX: PYX.e) (collectively "The Offer"). The Offeror owns 36% of the Common shares and 65.6% of the Non-voting shares and certain directors and officers of Pyxis are associated with the Offeror.

The Offeror initially approached Pyxis in January 2008 expressing an interest in privatizing Pyxis. At that time, the board of directors of Pyxis established a Special Committee of Independent Directors to pursue such interest, including supervising the preparation of a valuation of the shares of Pyxis. Blackmont Capital Inc. was retained to prepare such valuation.

Following receipt of the valuation and based in part on a fairness opinion concerning the Offer provided by Blackmont and the Special Committee's favourable recommendation, the Pyxis Board is recommending that all Pyxis shareholders tender to the Offer.

The Offeror has confirmed to Pyxis that the Offer will be made by way of a take-over bid circular to be mailed to all Pyxis shareholders shortly. Additional details concerning the Offer will be set out in the bid circular.

Pyxis is a financial services company. Its shares are listed on the TSX under the symbol "PYX, PYX.a and PYX.e".

– 30 –

This press release includes certain forward looking statements including management's assessment of the Company's future plans and operations based on current views and expectations. All statements other than statements of historic facts are forward looking statements. These statements contain substantial known and unknown risks and uncertainties, some of which are beyond the Company's control. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements. Readers should not place undue reliance on these forward looking statements which represent estimates and assumptions only as of the date on which such statements are made. The Company undertakes no obligation to publicly revise or update any forward looking statements, whether as a result of new information, future events or otherwise. Further, the proposal may not proceed or may be unsuccessful for any reason.

The press release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with security regulatory authorities as they contain important information including further details of the proposal and its terms and conditions.

For further information contact:

Andrew Kim
President and Chief Executive Officer

PYXIS CAPITAL INC.
175 King Street East
2nd Floor
Toronto, Ontario M5A 1J4
Telephone: 416-867-9079
Facsimile: 416-867-1961


END